02028963

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME H Lundbeck A/S

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 4973 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE : 5/1/02

ANNUAL REPORT 2001



H Lundbeck A/S

Lundbeck

BOARD OF MANAGEMENT



Erik Sprunk-Jansen



Lars Bang



Harald Conradi-Larsen



Stig Løkke Pedersen



Claus Bræstrup



Hans Henrik Munch-Jensen



Ole Moestrup



Morten Kold Mikkelsen

Board of Management

Erik Sprunk-Jansen
President & CEO

Directorships
Privathospitalet Hamlet A/S
NTR Holding A/S
TDC A/S
Cross Atlantic Partners, Inc.

Claus Bræstrup
Executive Vice President
Research & Development

Directorships
Combio A/S
Maxygen, Inc.
Hormos Medical Corporation
BRIC (Biotech Research & Innovation Center) (Chairman)
Lundbeck International Neuroscience Foundation (Chairman)

Senior Vice Presidents

Lars Bang
Commercial Operations, Europe & Overseas

Harald Conradi-Larsen
Human Resource Management

Stig Løkke Pedersen
Corporate Affairs & Commercial Operations, America & Asia

Hans Henrik Munch-Jensen
Corporate Finance & Communication

Ole Moestrup
Strategic Marketing

Morten Kold Mikkelsen
Supply Operations & Engineering

SUPERVISORY BOARD



Arne V. Jensen



Lars Bruhn



Peter Kürstein



Sven Dyrløv Madsen



Bent Jakobsen



Flemming Lindeløv



Jan Gottliebsen



Birgit Bundgaard Rosenmeier



Torben Skarsfeldt

Arne V. Jensen
(Chairman)

Directorships
Lundbeckfonden (Vice-Chairman)
LFI A/S
Chr. Hansen Holding A/S
Rockwool International A/S (Chairman)

Lars Bruhn
(Vice-Chairman)

Directorships
Internet Ventures Scandinavia A/S
(Chairman)
Gudme Raaschou Technology (Chairman)
BRUHN New Tech A/S (Chairman)
Dagbladet Børsen A/S
Ascio Technologies, Inc.
BRUHN Holding ApS

Peter Kürstein

Directorships
Foss A/S
Radiometer Medical A/S

Sven Dyrløv Madsen

Directorships
Lundbeck Fonden (Chairman)
Chr. Hansen Holding A/S (Chairman)
Scandlines A/S (Vice-Chairman)
Gudme Raaschou Health Care (Chairman)
Linde Holding ApS (Chairman)
DAKO A/S (Vice-Chairman)
Denerco Oil A/S
Dansk Miljø Center A/S (Chairman)
Arvid Nilsson A/S
Arvid Nilssons Fond
LFI A/S (Chairman)
A/S Det Østasiatiske Kompagni

Bent Jakobsen

Flemming Lindeløv

Directorships
DONG A/S
Rockwool International A/S
(Vice-Chairman)
Royal Copenhagen A/S (Chairman)
Georg Jensen A/S (Chairman)
Holmegaard Glasværk A/S (Chairman)
Royal Scandinavia Retail A/S (Chairman)
Georg Jensen Retail A/S (Chairman)

Jan Gottliebsen
(Elected by employees)

Birgit Bundgaard Rosenmeier
(Elected by employees)

Torben Skarsfeldt
(Elected by employees)

Lundbeck's mission is to improve the quality of life for people suffering from psychiatric and neurological diseases

CONTENTS



Translation of H. Lundbeck A/S Annual Report 2001

GROUP FINANCIAL HIGHLIGHTS 1997-2001

	1997	1998	1999	2000	2001	2001
	DKKm	DKKm	DKKm	DKKm	DKKm	EURm*
Revenue	2,639	3,200	3,991	5,623	7,656	1,030
Research and development costs	433	619	824	1,416	1,541	207
Profit from operations	417	353	664	1,004	1,826	246
Net profit for the year	278	292	655	985	1,311	176
Total assets	2,756	2,987	4,639	6,783	7,966	1,071
Capital and reserves	1,530	1,787	2,911	3,757	4,742	638
Cash flows from operating and investing activities	226	414	375	170	(341)	(46)
Capital investments, gross	195	278	471	1,061	2,023	272
	%	%	%	%	%	
Net profit ratio	15.8	11.0	16.6	17.9	23.9	
Return on assets	26.3	24.9	42.2	43.0	47.8	
Return on equity	20.0	17.6	28.1	29.5	30.9	
Solvency ratio	55.5	59.8	62.8	55.4	59.5	
	DKK	DKK	DKK	DKK	DKK	EUR*
Earnings per share (EPS) **	1.26	1.32	2.88	4.22	5.63	0.76
Dividend per share**	0.16	0.20	0.56	0.86	1.14	0.15
Cash flow per share **	1.84	3.08	3.68	4.95	7.31	0.98
Net asset value per share **	6.93	8.09	12.49	16.12	20.34	2.74
Average number of employees	2,003	2,286	2,653	3,002	3,560	

*) Translated at the current EUR rate at 31 December 2001 (rate 743.57)

**) Calculation based on a share denomination of DKK 5

Revenue and profit

Lundbeck had a very satisfactory year, the Group achieving its best-ever financial results. Both revenue and earnings exceeded the expectations expressed by the management in the 2000 financial statements and are in line with those expressed at the presentation of the company's interim report on 14 August 2001.

Lundbeck's revenue in 2001 was DKK 7,656 million, up 36% on 2000. The increase was driven by the continued growth in sales of citalopram* in Europe, Canada and Australia and in the USA in particular where citalopram is marketed by Forest Laboratories, Inc.

In 2001, Lundbeck increased its market share in many of the Group's most important markets. The sales and marketing efforts in 2001 were considerably strengthened, particularly in the major European markets and in Canada and Australia. The increased efforts have generated substantial growth in Lundbeck's own sales of citalopram, which in 2001 totalled DKK 4,539 million – up 31% on 2000. Lundbeck is thus well equipped for the coming launch of Cipralex®.

During 2001, Celexa® continued to gain market shares. In the USA, Lundbeck's strategic business partner, Forest Laboratories, increased sales of Celexa®, achieving an amount of USD 981 million in 2001 against USD 640 million in 2000. At the end of 2001, Celexa® had a market share of 16.94% of new prescriptions and 16.10% of all prescriptions in the USA. Especially as a result of Celexa's® continued success in the USA, Lundbeck's income from the USA went up by DKK 505 million to DKK 1,657 million in 2001.

In the third quarter of 2001, Lundbeck commenced bulk supplies of escitalopram to Forest Laboratories in preparation for the coming launch of Cipralex®, which in the USA will be marketed under the name of Lexapro™.

Lundbeck's total costs exclusive of financial items and tax amounted to DKK 5,830 million, corresponding to an increase of 26%, or DKK 1,211 million, compared to 2000. The increase is mainly due to increased costs in connection with the expansion of the sales force in several of Lundbeck's focus markets and activities in connection with the launch of Cipralex®. Also the planned expansion of the production capacity prior to the launch of Cipralex® involved significant costs.

In 2001, Lundbeck achieved a profit from operations of DKK 1,826 million – an improvement of 82% compared to 2000. Profit before tax rose by 37% to DKK 1,905 million, and profit after tax and minority interest went up by 33% to DKK 1,311 million.

Earnings per share (EPS) were DKK 5.63 against DKK 4.22 in 2000.

*Citalopram is marketed under following brandnames: Cipramil®, Seropram®, Cipram® and Celexa®

Revenue


Cipralex®/Lexapro™
Cipramil®/ Celexa®
Other revenue
DKKm
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1997
1998
1999
2000
2001

Income from Forest Laboratories, Inc.


Income from Lexapro™
Income from Celexa®
Income from Forest as a % of Lundbeck's revenue
DKKm
%
2,500
2,000
1,500
1,000
500
0
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

Investments
Investments in 2001 were affected partly by the purchase of Byk Gulden Lomberg Chemische Fabrik GmbH's share of the jointly owned company Lundbeck GmbH & Co. and partly by the continued expansion of Lundbeck's research and production capacity.

In 2001, Lundbeck's total investments were DKK 2,045 million against DKK 983 million in 2000.

On 1 March 2001, Lundbeck purchased the last 50% of Lundbeck GmbH & Co. The aim was to optimise the opportunities offered by the attractive German market in connection with the launching of the Group's coming products. The purchase price amounted to DKK 827 million including the acquisition of certain intellectual property rights from Byk Gulden.

On 20 November 2001, Lundbeck acquired an additional 18.08% of the shares in Lundbeck Pharmaceuticals, Italy S.p.A., bringing Lundbeck's total ownership at year-end 2001 up to 96.37%.

To be able to meet the anticipated growth in demand for present as well as new products, the Group made substantial investments in an expansion of the Group's production capacity in 2001. At the Group's UK factory in Seal Sands, construction of a new factory for the production of escitalopram is nearing completion, and investments have been made in a restructuring and expansion of the production capacity in the Group's Italian factory. Lastly, the establishment of new toxicological research facilities has been commenced. In 2001 the company initiated the planning and implementation of a new SAP system, replacing existing systems, primarily in production and purchasing.

Cash flows
In 2001, too, Lundbeck generated extremely satisfactory cash flows from its operating activities. The cash flows from operating activities was DKK 1,704 million in 2001, an improvement of DKK 551 million compared to 2000. The improvement mainly reflects the increase in the profit from operations.

Cash flows from investing activities were DKK 2,045 million, including DKK 827 million attributable to the purchase of Byk Gulden's share of Lundbeck GmbH & Co.

The free cash flow dropped from DKK 170 million in 2000 to DKK -341 million in 2001 as a result of increased net investments.

Capital and reserves
Capital and reserves were affected by the net profit for the year of DKK 1,311 million, paid dividend of DKK -197 million as

Revenue by product in 2001


Cipramil®
Celexa®
Cipralex®/Lexapro™
Other antidepressants
Antipsychotics
Other revenue
6%
7%
3%
3%
22%
59%

Revenue worldwide in 2001


Europe
USA
Rest of world
15%
26%
59%

well as other movements in capital and reserves of DKK -63 million. As a result, capital and reserves at year-end 2001 amounted to DKK 4,742 million against DKK 3,691 million at the beginning of 2001 after adjustment for a change in accounting policies in 2001.

Employees

At the end of 2001, the number of full-time employees was 3,939, an increase of 759 employees compared to 2000.

At the listing in 1999, Lundbeck's employees were offered the opportunity of buying shares in the company. Also in 2002, Lundbeck intends to offer a similar share plan to all the Group's employees.

Cipralex® approved in Sweden

On 10 December 2001, the Swedish health authorities approved Lundbeck's coming drug Cipralex® for treatment of depression and panic disorder. The approval was granted on the basis of an application for registration submitted by the company on 6 February 2001.

The European approval will be based on the mutual recognition process with Sweden as reference country. Lundbeck expects to receive the European approval of Cipralex® before the end of the first half of 2002.

In connection with the coming launch of Cipralex®, Lundbeck has greatly enlarged its sales force in Europe, bringing the number of sales representatives up to 1800 at the end of 2001. With this, Lundbeck matches the detailing resources of its competitors and, in the management's opinion, stands extremely well equipped for the coming launch of Cipralex®.

Generic competition on the way

The question of the expiry of the patent on the company's leading drug Cipramil® was already debated in connection with the listing of the company in June 1999.

From the beginning of January 2002, citalopram will no longer have any form of compound patent protection in Europe, whereas it is protected in the USA until the end of 2004. In Europe, citalopram is still protected by a number of process patents relating to the production of the product.

At the end of 2001, there were no sales of generic citalopram in the main European markets.

Citalopram is protected via a number of process patents against generic competition beyond the date of expiry of the compound patent.

In a situation in which the compound patent on a product like citalopram expires, a number of companies will attempt in one way or another to circumvent Lundbeck's rights with a view to marketing and selling generic products of citalopram.

It is Lundbeck's policy to bring and pursue all such attempts before the courts.

Net profit for the year


Net profit for the year
Net profit ratio
DKKm
%
1,500
1,200
900
600
300
0
30
24
18
12
6
0
1997
1998
1999
2000
2001

Research and development costs


Research and development costs
Research costs as a % of revenue
DKKm
%
1,600
1,400
1,200
1,000
800
600
400
200
0
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

Suspension of Serdolect® lifted

The Group's drug for treatment of schizophrenia, Serdolect®, was suspended in 1998, when concerns were raised about the product's safety profile. On 19 October 2001, the European Committee for Proprietary Medicinal Products (CPMP) recommended the European Commission to revoke the suspension of Serdolect® on the basis of supplementary data, all substantiating the safety of Serdolect®.

In connection with the withdrawal of the suspension, Lundbeck has agreed to carry out a post-marketing study. The company expects Serdolect® to be available for ordinary prescription and use at the end of 2003.

Lundbeck was one of the first pharmaceutical companies to develop and obtain approval for a drug of the latest generation for treatment of schizophrenia – the so-called atypical antipsychotics.

Serdolect® is not only an effective drug for treatment of schizophrenia but is also free of many of the side effects that normally occur during treatment with antipsychotics.

In the first half of 2002, Lundbeck will contact the US health authorities with a view to investigating the conditions for approval of Serdolect® on the US market.

Cooperation agreements – concluded and ended

In February 2001, Lundbeck entered into a cooperation agreement with the Israeli company Teva Pharmaceutical Industries Ltd. on development and commercialisation of an oral formulation of Copaxone® for treatment of multiple sclerosis.

In June 1999, Lundbeck signed a research and development agreement with the Canadian biotechnology company Neurochem. In connection with the agreement, Lundbeck acquired the global rights to the drug candidate NC531, a compound for treatment of Alzheimer's disease.

Following preclinical pharmacological studies, Lundbeck terminated the agreement with Neurochem in October 2001.

Geographical expansion

In 2001, Lundbeck restructured its subsidiary organisation, gathering the subsidiaries into regions. The largest markets are still reporting to the Group management. The regional offices are responsible for coordinating and rationalising the countries' activities in the regions.
The regional office for Northern Europe, which is based in Lund in Sweden, comprises: Denmark, Norway, Sweden, Finland, Ireland and the Netherlands.

The regional office for Central and Eastern Europe, which is based in Vienna in Austria, comprises: Estonia, Latvia, Lithuania,

Number of employees at year-end


Abroad
Denmark
Revenue per employee
Number of full-time employees at year-end
DKKm
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1997
1998
1999
2000
2001

Poland, Slovakia, the Czech Republic, Hungary, Slovenia, Croatia, Bulgaria, Ukraine and Russia.

The regional office for Southern Europe, which is based in Rome in Italy, comprises: Italy, Spain, Greece, Turkey and Portugal.

The regional office for Canada and Latin America, which is based in Rio de Janeiro in Brasil, comprises: Canada, Mexico, Central America, Venezuela, Uruguay, Peru, Brazil, Argentina and Chile.

The regional office for Japan and Korea, which is based in Tokyo in Japan, comprises: Japan and Korea.

The regional office for China and South East Asia, which is based in Hong Kong comprises: China, Hong Kong, Taiwan, Vietnam, Thailand, Malaysia, Singapore, Indonesia, the Philippines and Brunei.

Regional coordination of the countries' sales and marketing activities enables Lundbeck to make more effective use than previously of the synergies – both cultural and economic – arising from coordination across the region concerned. The company believes that the new structure is an important foundation for a successful launch of Cipralex® and thus for the future growth of the company.

Corporate Governance

In continuation of the publication of the Nørby Committee's report on Corporate Governance in Denmark, which made a number of recommendations concerning Corporate Governance, the Copenhagen Stock Exchange published a notice recommending listed companies to take a position on the recommendations of the Nørby Committee.

The Supervisory Board has followed the publication and the subsequent debate on the recommendations of the Nørby Committee with interest.

For several years Corporate Governance has been the subject of international discussion, and the Danish committee's work and recommendations will be included in the Supervisory Board's regular discussions of Corporate Governance principles.

Expectations for 2002

2002 will be a challenging year for Lundbeck. During it, the Group expects competition from generic citalopram in many markets.

2002 will also be the year in which Lundbeck will launch two new products – Cipralex® for treatment of depression and panic disorder and Ebixa® (memantine) for treatment of moderately severe to severe Alzheimer's disease.

The management expects generic citalopram to gain market shares, particularly in the European markets. However, the European countries differ considerably from each other with respect to the size of the market share that generic citalopram is expected to gain.

The country in Europe where generic citalopram must be expected to have the biggest impact is the UK. There, Lundbeck expects that a substantial proportion of citalopram sales may be taken over by generic manufacturers.

In the Nordic and other North European markets, Lundbeck expects generic manufacturers to gain some share of the market. In the South European markets – Italy, Spain, Greece, Turkey, Portugal and, to some extent, France – Lundbeck does not expect to encounter any significant generic competition.

Consequently, it will be in the South European markets and the markets in South America and Canada that the biggest growth in relation to 2001 will occur.

Citalopram is protected via a number of process patents against generic competition beyond the date of expiry of the compound patent. It is the policy of the company to defend its rights energetically, wherever they may be violated.

Lundbeck expects to introduce its new product Cipralex® for treatment of depression and panic disorder in a number of European markets in the first half of 2002.

At the end of January 2002, Lundbeck's strategic partner in the USA, Forest Laboratories, received a so-called 'approvable letter' – preliminary approval – from the American health authorities (FDA). Lundbeck expects final American approval of Lexapro™ at the end of the first quarter of 2002. The launch on the american market is expected medio 2002.

Cipralex® has shown significant clinical effect earlier than Cipramil®. Besides that, Cipralex® has a side-effect and interaction profile that is at least as attractive as that of Cipramil®.

The company believes that Cipralex® will gain a substantial share of the market. The management expects that a considerable proportion of the patients now being treated with Cipramil® to be treated with Cipralex® in the future.

Lundbeck expects to introduce Ebixa® for treatment of moderately severe to severe Alzheimer's disease in the second half of 2002. Ebixa® is the first drug to be approved for treatment of Alzheimer's in the late and severe phases of the disease. The company does not expect Ebixa® to contribute significantly to revenue and earnings in the 2002 financial year, but does expect it to do so from and including the 2003 financial year.

On the basis of the foregoing the company expects continued positive development in both revenue and earnings in 2002. Revenue is expected to rise by 10-12% compared to 2001, while profit from operations is expected to rise by 12-15% compared to 2001.

Competition from generic citalopram could significantly affect the company's profit for 2002. Thus the timing of the launch of generic citalopram as well as the extent of generic competition may have a material effect on the revenue and profit for 2002.

New alliances, in-licensing agreements, purchase of technology etc and the extent of generic competition could also significantly affect the results.

Our expectations concerning the company's development pipeline are given on page 28.

Board resolutions and proposals

At the Annual General Meeting on 9 April 2002, the Supervisory Board will recommend payment of a dividend of DKK 1.14 per share, corresponding to DKK 263 million. This corresponds to a dividend payment of 20% of the net profit for the year.

New incentive plan in the Lundbeck Group

On 5 March 2002, the company's Supervisory Board decided to introduce an option based incentive plan, which initially will comprise approx. 1000 employees in the Lundbeck Group.

Aim

The company's aim is that the option plan is to help retain and attract key employees. Further, the company wishes to motivate the employees to carry out future product launches with the greatest possible success.

The employees are to contribute added value of 10% p.a. before the options granted can be paid out with a profit.

Allocation

The plan is an option plan in both Denmark and abroad. The plan will initially comprise approx. 1000 employees as follows:

Supervisory Board

	Supervisory Board	Management	Executives	Other employees
Options granted	0	71,000	260,000	2,100,000
Number of persons	0	2	24	1,014

Conditions

The options will be granted at 5 March 2002 and be exercisable during the period from 1 September 2003 until 1 September 2004.

The options will be granted at the average market price during the first 10 trading days of 2002, calculated at the price of 207, plus 10% p.a. calculated from 5 March 2002. The exercise price will fluctuate between 238.66 and 262.59 depending on the time of exercise.

Market value

The market value of the options granted has been calculated on the basis of the Black & Scholes formula and is based on a volatility of 40 for the Lundbeck share, a dividend rate of 0.5%, a risk-free interest rate of 4% and a period of 24 months on average. Based on these assumptions the market value has been calculated at just under DKK 53.00 per option, based on the share price of H. Lundbeck A/S at 4 March 2002.

The market value of the whole plan is equivalent to a value of DKK 129 million.

The plan is secured by means of an option contract for purchase of a corresponding number of shares.

Securing the plan

The plan is secured by means of an option contract entered into with LFI A/S, which gives the company the right to buy up to 2,500,000 shares from LFI A/S.

The option can be exercised during the period from 1 September 2003 – 1 April 2004 subject to specified terms and conditions during periods when the company has the right to acquire treasury shares.

The exercise price of the option is determined on the basis of a trade-weighted average share price for the period from 28 February to 1 March 2002 and from 4 March to 7 March 2002. 10% p.a. is added to the exercise price with effect from 5 March 2002 to the day of exercise.

The company pays an option premium of DKK 105 million to LFI A/S for the option contract entered into. The price has been fixed on the basis of a valuation made by an independent third party.

Finally, the Supervisory Board wishes to take the opportunity to thank Lundbeck's management and employees for their tremendous efforts in 2001. It is not least thanks to the dedication of our many competent employees that we can today look back to 2001 with satisfaction while at the same time being confident that Lundbeck will also in future remain a successful business.

Important events during 2001

In February 2001, Lundbeck submitted an application for registration of Cipralex® to the Swedish health authorities. In the same month, Lundbeck entered into a cooperation agreement with Teva Pharmaceutical Industries Ltd. on development and commercialisation of an oral formulation of the drug Copaxone® for treatment of multiple sclerosis. Lastly, Lundbeck acquired Byk Gulden's share of the jointly owned company Lundbeck GmbH.

In May 2001, Lundbeck published results of several clinical studies of Cipralex®, which showed that Cipralex® is a more potent and selective serotonin reuptake inhibitor (SSRI) than citalopram, that Cipralex® shows a consistent, statistically significant effect in relation to placebo at a dosage of only 10 mg/day, and that Cipralex® is very well tolerated.

In September 2001, Lundbeck announced that, in an interim analysis of the extensive phase III trials, Oral Copaxone® showed a tendency towards therapeutic effect at the high oral dose, but that the difference was not statistically significant. Lundbeck also announced that the company had received amplifying questions from the Swedish health authorities, which meant that Cipralex® would not be launched until the first half of 2002. Lastly, Lundbeck announced that a generic version of citalopram had been approved by the Dutch health authorities, making the Netherlands the first EU country to approve a generic version of citalopram.

In October 2001, Lundbeck announced that the European health authorities had recommended lifting of the suspension of the company's atypical antipsychotic drug Serdolect® and that, in that connection, Lundbeck had agreed to carry out a post-marketing study. In the same month, Lundbeck terminated its development agreement with the Canadian company Neurochem on the development of a drug candidate for treatment of Alzheimer's disease.

In December 2001, Lundbeck announced that the Swedish health authorities had approved Cipralex® for treatment of both depression and panic disorder. On this basis, Lundbeck is now commencing the mutual European recognition process and therefore expects Cipralex® to be launched on the European market in the first half of 2002.

Events since the end of the financial year

On 2 January 2002, Lundbeck announced that the Swiss health authorities had approved Cipralex® and that the company expected to commence the launch during the 2nd quarter of 2002.

On 7 January 2002, Lundbeck announced that it had entered into a co-marketing agreement with the Italian company Recordati S.p.A. on the sale and marketing of Cipralex® in Italy.

On 18 February 2002, Lundbeck announced that the company had in-licensed certain rights to tissue protection technology from the US company, Warren Pharmaceuticals, Inc.

On 20 February 2002, Lundbeck announced that the CPMP had recommended the EU Commission to approve memantine for treatment of moderately severe to severe Alzheimer's disease.



10

Diseases of the central nervous system affect millions of people all over the world

450 million people suffer from a CNS disease

In the public debate, diseases of the central nervous system (CNS) are often erroneously described as lifestyle diseases with mild symptoms in the form of insomnia, anxiety and depression. However, as WHO recently stressed in its report "The World Health Report 2001, Mental Health: New Understanding, New Hope", the reality is very different. CNS diseases affect millions of people all over the world and are one of the disease areas with the most obvious and unmet need for treatment.

CNS diseases are often extremely distressing for both patients and their families and have a serious effect on the national economy.

The brain is a unique and complex organ, and it has not been possible to develop effective therapies for several CNS diseases.

Many years of life with disability

According to WHO, 10% of adults worldwide, corresponding to 450 million people, suffer from diseases of the central nervous system. Measured by the number of years of life with disability (YLD), most CNS diseases and disorders, such as depression, schizophrenia, Alzheimer's disease and Parkinson's disease, are among the worst offenders. CNS diseases account for more than 20% of the total number of YLD caused by disease.

Lundbeck is recognised as a specialist in CNS, with a strong position within antidepressants and antipsychotics. Europe is Lundbeck's home market, where Lundbeck's status as a CNS specialist is broadly recognised among leading psychiatrists. Through our strategic alliance with the American company Forest Laboratories, Lundbeck has access to the important American market.

The CNS market
In 2000, the total world market for pharmaceuticals amounted to USD 317.3 billion. The CNS market amounted to USD 48.4 billion, corresponding to 15.3% of the total world market. The single most sold category of CNS products was antidepressants, which accounted for almost one third of all sales of CNS drugs.

USA is the world's biggest CNS market. In 2000, North America's share of the world market for CNS products increased to more than 60%.

Sales of CNS drugs have grown by around 50% in five years. This exceeds the growth in total sales of pharmaceuticals in the world, which, by comparison, have grown by around 31%. Many industry analysts predict that the CNS market will become the biggest category of pharmaceuticals within the next ten years.

Psychiatric and neurological diseases

340 million people suffer from depression
WHO estimates that 340 million people worldwide suffer from a depression disorder for which they require treatment, but according to WHO, most are untreated. The symptoms of depression are persistent decreased mood, sleeping and eating disturbances, feelings of guilt, and thoughts of death and suicide.

Depression is widespread. According to WHO, 1.9% of men and 3.2% of women in the world at any given time suffer from a depression. The risk of having a depression in the course of a year is 5.8% for men and 9.5% for women. Depression is the single disease that causes the highest number of years of life with disability.

Drugs for treatment of depression can be divided into two generations. The first generation comprises the so-called tricyclic antidepressants and monoaminooxydase inhibitors (MAOIs). The Selective Serotonin Reuptake Inhibitors (SSRIs) are by far the largest and most important group of the latest generation of antidepressants.

Share of world audited CNS sales in 2000
(USD 48.4 billion)


Antidepressants
Anti-Alzheimer Products
Antipsykotika
Anti-Parkinson Products
Anti-migraine Products
Anaesthetics
Analgesics
Anti-epileptics
Hypnotics & sedatives
Tranquillisers
Rest
29%
2%
12%
3%
4%
4%
20%
10%
4%
6%
6%

Source: IMS Health, World Review 2000

Market size 2000 – selected CNS indications

	USD Bill	Growth %
CNS Total	48.4	14
Antidepressants	13.4	18
Antipsychotics	6.0	22
Anti-parkinson products	1.5	9
Anti-epileptic	4.9	24
Anti-alzheimers products	0.9	48
Anti-migraine products	2.1	12

Source: IMS Health, World Review 2001



Depression is the single disease that causes the highest number of years of life with disability

CNS world market by region in 2000



North America
Europe
Rest of world
16%
23%
61%

Source: IMS Health, World Review 2000

CNS: One of the largest and fastest growing therapeutic categories



2000
2005
USD billion
70
60
50
40
30
20
10
0
CAGR* 8% 11% 8% 9% 8% 13% 10% 15%
Cardio-vascular
CNS
Alimentary
Respiratory
Anti-infective
Genito-Urinay
Musculo-skeletal
Blood

*CAGR: Compounded Annual Growth Rate
Source: IMS Pharma forecast 2001 – covers retail sales only

Antidepressants – the largest CNS segment
With sales of USD 13.4 billion, the antidepressant market is the largest segment within the CNS market. From 1999 to 2000, the market grew by 18%. The North American market accounts for 74% of all antidepressant sales, whilst 19% are sold in Europe and the remaining 7% in the rest of the world.

The best-selling antidepressants are the SSRIs. This drug class includes Prozac® (fluoxetine) from Eli Lilly, Seroxat® (paroxetine) from GlaxoSmithKline, Zoloft® (sertraline) from Pfizer, Floxyfral® (fluvoxamine) from Solvay and Cipramil® (citalopram) from Lundbeck. Measured in value, the SSRIs account for approximately 70% of the USA antidepressant market.

Historically, Lundbeck's Cipramil® (citalopram) has had a small share of the market. However, an increased sales effort in the last few years has enabled Lundbeck to further exploit the product's potential. Citalopram is the fastest growing product within the SSRIs.

Generic antidepressants
Growth in the antidepressants market will probably slow down in the years ahead because of falling prices for antidepressants in step with the launch of generic versions of SSRIs. The market impact of the generic products varies from country to country. Further more the experience so far indicates that the SSRIs are sufficiently differentiated for generic competition only to affect the actual drug for which the patent has expired.

The USA is the most aggressive market with respect to generic competition. Prozac's product patent expired in the USA in April 2001, and the first generic product was launched in August 2001. Within the first 24 weeks of the launch, generic versions had gained more than 80% of all prescriptions for fluoxetine (Prozac®+generics). This is the fastest-ever generic penetration.

Citalopram is the fastest growing product within the SSRI's

The underdiagnosis and undertreatment of depression


Do not seek treatment
Seek treatment
– only 1/3 of those seeking treatment received the correct treatment
100% = Individuals suffering from depression
100
90
80
70
60
50
40
30
20
10
0

World audited antidepressant market by region in 2000


North America
Europe
Rest of world
7%
19%
74%

Source: IMS Health, World Review 2000



Antidepressant sales 2000

Brandname	Active Ingredient(s)	Marketing Corporation(s)	Sales 2000 (mUSD)	Growth in %
Prozac®	Fluoxetine	Lilly	2,875	-2
Seroxat®	Paraoxetine	GlaxoSmithKline	2,416	17
Zoloft®	Sertraline	Pfizer	2,248	11
Effexor®	Venflaxine	American Home	1,160	39
Cipramil®/Celexa®	Citalopram	Lundbeck/Forest	1,101	60
Wellbutrin®	Amfebutamone	GlaxoSmithKline	814	21
Remeron®	Mirtazapine	Akzo Nobel	395	45
Serzone®	Nefazodone	Bristol-Myers SQB.	360	14
Floxyfral®	Fluvoxamine	Solvay	233	8

Source: IMS Health, World Review 2000

SSRI value market share of class
USA – Q3 2001



Fluoxetine
Sertraline
Paroxetine
Citalopram
Fluvoxamine
%
50
40
30
20
10
0

Source: IMS Health, Midas – Q3 2001

SSRI value market share of class
Europe – Q3 2001



Paroxetine
Fluoxetine
Citalopram
Sertraline
Fluvoxamine
%
50
40
30
20
10
0

Source: IMS Health, Midas – Q3 2001

In the American market, where citalopram is sold by Forest Laboratories under the name Celexa®, the earliest that citalopram can encounter generic competition is 2005.

In Europe, an historical analysis of all drugs shows that the penetration of generic competition is far slower than in USA. Generic citalopram has been approved in a number of European countries, and marketing is expected to begin in 2002.

Lundbeck's second generation SSRI, Cipralex®, will be launched in the USA and Europe in 2002. The launch of Cipralex® will cement Lundbeck's position in the antidepressant market.

45 million people in the world suffer from schizophrenia

WHO estimates that 45 million people worldwide suffer from schizophrenia. Most of them do not receive any effective treatment. The key symptoms are divided into two categories: positive symptoms, such as changes in personality, hallucinations, disorganised speech and reduced concentration, and negative symptoms, such as isolated social behaviour.

The introduction of the early antipsychotic drugs in the 1950s and 1960s made it possible to discharge many patients from the psychiatric hospitals. Although the first generation antipsychotic drugs proved effective against positive symptoms of schizophrenia, they had two serious drawbacks: they were less effective for treating negative symptoms and they caused undesirable side effects, such as the so-called extrapyramidal symptoms (EPS), i.e. motor side effects, which are similar to the symptoms seen in Parkinson's disease.

The launch of Leponex® in 1990 and other antipsychotic drugs in the following years led to improvement in the treatment of schizophrenia. The new, so-called atypical antipsychotic drugs are characterised by a low or no occurrence of EPS and by having an effect on the negative symptoms.

Growth led by atypical antipsychotic drugs

Sales of antipsychotic drugs for treatment of schizophrenia and other psychoses have from 1999 grown by 22% to USD 6.0 billion in 2000. The growth in sales has been led by the atypical antipsychotic drugs – particularly Risperdal® (risperidone), made by Johnson & Johnson, and Zyprexa® (olanzapine), made by Eli Lilly.

Lundbeck has had a strong position in the market for antipsychotic drugs since the 1950s, when it was one of the first companies to develop and market several

World audited antipsychotic market by region in 2000


North America
Europe
Rest of world
13%
21%
66%

Source: IMS Health, World Review 2000

Antipsychotic sales 2000

Brandname	Active Ingredient(s)	Major Marketing Corporation(s)	Sales 2000 (mUSD)	Growth in %
Zyprexa®	Olanzapine	Lilly	2,391	28
Risperdal®	Risperidone	Johnson & Johnson	1,707	24
Seroquel®	Quetiapine	AstraZeneca	435	89
Leponex®	Clozapine	Novartis	324	-10
Haldol®	Haloperidol	Johnson & Johnson	86	-14
Solian®	Amisulpiride	Sanofi-Synthelabo	77	14
Tiapridal®	Tiapiride	Sanofi-Synthelabo	66	-2

Source: IMS Health, World Review 2000



antipsychotic drugs. With the development of Serdolect® (sertindole), Lundbeck was once again a front-runner in the development of the atypical antipsychotic drugs. Lundbeck has another two atypicals in its pipeline, which underlines Lundbeck's strong position within the market for antipsychotics.

Antidepressants for treatment of anxiety

Anxiety is a primitive reaction in humans in threatening life situations, whereas abnormal anxiety states should be treated because, the anxiety is out of proportion to the real danger and thus becomes uncontrollable. Anxiety conditions therefore reduce sufferers' quality of life and ability to cope with their daily tasks at home and at work. The risk of having an anxiety disorder at some time in the course of one's life is 20% for men and 30% for women. Elderly people have a lower risk than younger people.

The different forms of anxiety include panic disorder, obsessive-compulsive disorder (OCD), generalised anxiety disorder (GAD), social anxiety disorder (SAD) and post-traumatic stress disorder (PTSD). In recent years, SSRIs have proven efficacious in the treatment of anxiety disorders. Cipramil® is already authorised in some countries for treatment of panic disorder and OCD. Similarly, in clinical trials, Cipralex® has shown a beneficial effect in the treatment of panic disorder, GAD and SAD.

Insomnia

Insomnia is not necessarily a sign of a psychiatric disorder. Insomnia of short duration can be due to stress. However, 50% of longer lasting cases may be due to an underlying psychiatric disorder. It is difficult to calculate the prevalence of insomnia, but it is high, and the demand for treatment is rising in step with the development of new and better drugs.

Lundbeck has entered into a licence agreement with Garching Innovation GmbH for the development of a compound, gaboxadol, which, in clinical trials, has shown an improvement in the pattern of sleep.

Atypical antipsychotics value market share of class
USA – Q3 2001


Olanzapine
Risperidone
Quetiapine
Clozapine
Ziprasidone
%
50
40
30
20
10
0

Source: IMS Health, Midas – Q3 2001

Atypical antipsychotics value market share of class
Europe – Q3 2001


Olanzapine
Risperidone
Clozapine
Amisulpiride
Quetiapine
%
50
40
30
20
10
0

Source: IMS Health, Midas – Q3 2001



20 million people suffer from Alzheimer's disease

Almost 20 million people in the world suffer from Alzheimer's disease. Alzheimer's is a progressive brain disease, the symptoms of which appear gradually in the form of mild forgetfulness and which develops into dementia and behavioural problems. Sufferers find it increasingly difficult to cope on their own and are ultimately unable to recognise even close family.

According to WHO, 0.6% of the world's population at any given time suffers from Alzheimer's disease. The prevalence among people over the age of 60 years is about 5% for men and 6% for women. The demographic trend shows that the number of people with Alzheimer's disease will double in the next 20 years.

In 2000, sales of drugs for treatment of Alzheimer's disease amounted to USD 853 million. The American market accounted for most of the sales (64%), and the biggest-selling drug was Aricept® from Pfizer. Exelon® from Novartis, Cognex® from Horizon and Reminyl® from Shire, Janssen and Sanochemia played a smaller role in the total market.

In 2002, Lundbeck is going to market Ebixa® (memantine) for treatment of Alzheimer's disease. Memantine has proven to be an effective and safe drug for treatment of symptoms in moderately severe to severe Alzheimer's disease. Today, there are no drugs on the market for treatment of the severe cases.

World audited anti-Alzheimers drug market by region in 2000


North America
Europe
Rest of world
12%
24%
64%

Source: IMS Health, World Review 2000

Anti-Alzheimers drug sales 2000

Brandname	Active ingredient(s)	Marketing Corporation(s)	Sales 2000 (mUSD)	Value in %
Aricept®	Donepezil	Eisai	729	35
Exelon®	Rivastigmin	Novartis	104	212
Cognex®	Tacrin	Horizon	6	-49

Source: IMS Health, World Review 2000

In 2002, Lundbeck is going to market Ebixa®

Anti-Alzheimer products value market share of class
USA – Q3 2001


Donepezil
Rivastigmin
Galantamine
Tacrine
%
80
70
60
50
40
30
20
10
0

Source: IMS Health, Midas – Q3 2001

Anti-Alzheimer products value market share of class
Europe – Q3 2001


Donepezil
Rivastigmin
Galantamine
Tacrine
%
80
70
60
50
40
30
20
10
0

Source: IMS Health, Midas – Q3 2001

Parkinson's disease affects 1% of the population over the age of 65

According to the World Organisation for Parkinson's disease, there are four million sufferers worldwide. Parkinson's disease occurs in all ethnic groups and affects just as many men as women. The disease affects around 1% of the population over the age of 65.

Parkinson's disease normally begins with rhythmic tremor in a hand or foot, which gradually spreads. The body becomes rigid and the face expressionless. People with Parkinson's disease walk in a characteristic way, with arms moving out of step with the body.

In 2000, sales of drugs for treatment of Parkinson's disease rose to USD 1.5 billion. The geographical distribution of the sales is more even than in the case, for example, of anti-Alzheimer's products. Lundbeck has three new compounds in development for treatment of Parkinson's disease. The first two have shown a beneficial effect on the symptoms in the early and late phases, respectively, of Parkinson's disease. The aim with the third compound is to be able to slow down and possibly stop the development of Parkinson's disease.

Lundbeck has three new compounds in development for treatment of Parkinson's disease

Anti-Parkinson products value market share of class
USA – Q3 2001


Carbidopa/levodopa
Pramipexole
Ropinirole
Pergolide
Entacapone
%
40
35
30
25
20
15
10
5
0

Source: IMS Health, Midas – Q3 2001

Anti-Parkinson products value market share of class
Europe – Q3 2001


Benserazide/levodopa
Carbidopa/levodopa
Cabergoline
Pergolide
Ropinirole
%
40
35
30
25
20
15
10
5
0

Source: IMS Health, Midas – Q3 2001



World audited anti-Parkinson market by region in 2000


North America
Europe
Rest of world
35%
32%
33%

Source: IMS Health, World Review 2000

LUNDBECK'S CORE COMPETENCIES



Each year, Lundbeck invests around 20% of turnover in R&D

Modern pharmaceutical research

In the last few years, Lundbeck has greatly intensified its research and development activities. Each year, Lundbeck invests around 20% of turnover in R&D, which is considerably more than the industry average of around 15%. A number of highly qualified researchers have joined the company, new technologies have been introduced and integrated in the research process, new research specialities have been established, and modern research laboratories have been taken into use.

In order to be able to handle all phases of the process within R&D a company like Lundbeck needs a wide range of competencies. These include the ability to identify and validate potential targets and investigate the effect of potential compounds on the target by means of robot technology (High Throughput Screening), the ability to synthesise compounds by means of combinatory chemistry and, lastly, the ability to perform pharmacological in-vitro and in-vivo studies in disease-related animal models and thereby identify new drug candidates.

The aim of Lundbeck's research is to supply drug candidates within CNS for further development. Lundbeck's division for medical chemistry and biological research works across therapeutic fields, whereas the divisions for psychopharmacological and neuropharmacological research have specialised in tests in animal models within the psychiatric and neurological therapeutic fields, respectively.

All the above tasks are carried out partly by Lundbeck's own researchers and partly in very intensive cooperation with other national and international research laboratories and biotechnology companies.

Optimum development process

In connection with Lundbeck's listing in June 1999, the management set the ambitious goal of launching a new chemical entity every 3-5 years. To achieve that goal, Lundbeck has pursued a three-pronged research and development strategy: firstly, our own research; secondly, in-licensing of drug candidates in both the early and the late development phases; and, thirdly, research alliances.

By consistently and actively pursuing this strategy, Lundbeck has managed to increase the number of projects in its pipeline very considerably since the listing in 1999.

Lundbeck is constantly striving to optimise the process in all phases of drug development with respect to both time and cost.

Today, Lundbeck possesses the right competencies

Lundbeck's drug development organisation has the critical mass needed to attract and retain competent employees and to use the most advanced forms of technology. The organisation is also of a size that facilitates a dynamic working environment with fast decision-making processes.

The basis for the development process is intensive and controlled laboratory testing of new compounds, and the process ends with clinical human trials in accordance with the official guidelines. The aim is for new drugs to be approved, registered and authorised for marketing within a competitive time horizon. Lundbeck's latest experience with the development programme for Cipralex® shows that it is possible to optimise the development process so that the application to the health authorities for registration can be completed within a short time horizon.

Efficient and safe production facilities
Lundbeck has been producing pharmaceuticals since the 1930s. It remains an important part of the company's strategy to be able to develop and produce active chemical compounds and finished pharmaceutical products. Today, Lundbeck possesses the right competencies, facilities and organisation to scale up the production of a chemical entity on a very small scale from medicinal chemistry research to full-scale, large-volume production.

Chemical and pharmaceutical research designs and develops efficient and safe chemical production lines and processes for the production of new, innovative drugs. During the development work, the processes, procedures and equipment are optimised with respect to process safety, environmental aspects and processing costs.

To ensure reliable and flexible production, Lundbeck has its own chemical and pharmaceutical production and has entered into agreements with a number of external business partners on the supply of both intermediates and finished products. Today, Lundbeck owns three chemical facilities in the UK, Italy and Denmark. Lundbeck's own pharmaceutical production takes place at its headquarters in Denmark. At the chemical facilities in Denmark and the UK, two new production plants were recently established with a completely new technology – Simulated Moving Bed (SMB). SMB technology is used in the production of Lundbeck's new drug for treatment of depression and panic disorder, Cipralex®.

Lundbeck's R&D costs 1997-2001

	1997	1998	1999	2000	2001
Revenue (DKKm)	2,639	3,200	3,991	5,623	7,656
R&D costs (DKKm)	433	619	824	1,416	1,541
R&D costs as a percentage of revenue	16%	19%	21%	25%	20%

Projects in clinical development

	Phase I	Phase II	Phase III	Launch/ PMS
IPO	2	0	1	0
Today	0	4	3	3

Competitive sales force

A competitive sales strategy includes developing and optimising a marketing mix that contains both segmentation and positioning of the company's products and very detailed knowledge of the markets and their trends. Active life cycle management of the individual products is also necessary in order to ensure awareness and use of the product and to maintain the product's value after the expiry of its patent as well.

However, most important for commercial success in today's competitive markets is the size of the company's sales force and the detailing effort. Whereas the market for most of CNS products used to be purely specialist markets, more and more CNS products are now prescribed by general practitioners. Within such segments as depression, up to 80% of all drugs are prescribed by general practitioners. Within schizophrenia and neurological diseases, such as Alzheimer's and Parkinson's disease, however, it is still primarily specialists that prescribe the treatment.

In the last three years, Lundbeck has invested considerable resources in building up a competitive sales force. This now stands ready to market the new products that Lundbeck plans to bring to the market in the coming years. Exhaustive studies of the optimum size of a sales force have been carried out to ensure effective use of resources. In 2001, a new regional organisational structure was implemented, ensuring a rapid and efficient decision-making process.

Today, Lundbeck has a sales force of 1,800 sales representatives ready for the launch of Cipralex® later this year. If one adds Forest Laboratories' sales forces in the USA, almost 4,000 sales representatives stand ready to market Cipralex®. That means an even more intensive detailing effort on Cipralex® than on Cipramil® (citalopram), which, in strong competition with Seroxat® (paroxetine), is already the product that is being marketed with the biggest detailing effort to general practitioners and psychiatrists in both the US and the European markets.

Detailing effort for top 5 antidepressants in USA



Citalopram - Forest
Paroxetine - GSK
Fluoxetine - Eli Lilly
Sertraline - Pfizer
Venlafaxine - Wyeth-Ayerst
Full-time rep. equvalents
700
600
500
400
300
200
100
0

Source: InterCam Promotion Audit & H. Lundbeck A/S

Detailing effort for top 5 antidepressants in major 5 European markets*



Citalopram - Lundbeck & Partners
Paroxetine - GSK & Partners
Venlafaxin - Wyeth & Partners
Fluoxetine - Lilly & Partners
Sertraline - Pfizer & Partners
Full-time rep. equvalents
600
500
400
300
200
100
0

*The major 5 European markets are: UK, Germany, France, Spain and Italy

Source: InterCam Promotion Audit & H. Lundbeck A/S

The launch of Cipralex® will strengthen Lundbeck's position

Ten years ago, Lundbeck was a small, regional pharmaceutical firm. Today, Lundbeck is an internationally recognised pharmaceutical company within CNS.

Cipramil® has been of great importance to Lundbeck's growth in the last few years, and the coming launch of Cipralex® will be vital for Lundbeck's future development.

The launch of Cipramil® in 1989 in Denmark and its subsequent introduction in more than 70 countries laid the foundation for more than ten years of rapid growth for the company.

The successor is ready

In December 2001, the Swedish health authorities approved the application for registration of Cipralex® for treatment of both depression and panic disorder. Cipralex® has also been approved in Switzerland and is being approved in the rest of Europe through the so-called mutual recognition process, with Sweden acting as reference country. Lundbeck expects Cipralex® to be approved before the end of the first half of 2002.

At the end of January 2002, Lundbeck's strategic partner in the USA, Forest Laboratories, received a so-called 'approvable letter' – preliminary approval – from the American health authorities (FDA). Lundbeck expects final American approval of Lexapro™ at the end of the first quarter of 2002.

Before the end of 2002, Cipralex® is expected to be launched in many European countries and in the USA.

In the first half of 2002, 4,000 sales representatives in Europe and the USA will commence the global launch of Cipralex®. Patients treated with Cipralex® will experience a significant improvement of their depressive symptoms within the first or second week of treatment. That has been documented in placebo-controlled trials comprising more than 1,300 patients suffering from moderate or major depression.

In clinical trials, Cipralex® has also proved to have a beneficial effect in the treatment of panic disorder, generalised anxiety disorder and social anxiety disorder. In the years ahead, the plan is to get Cipralex® approved for these indications as well.



Before the end of 2002, Cipralex® is expected to be launched in many European countries and in the USA

- Depression
- Alzheimer's disease
- Schizophrenia
- Multiple Sclerosis
- Parkinson's disease
- Sleep disorder

Development pipeline per 5. March 2002

Compound	Activity	Indication
Escitalopram	SSRI	Depression
Memantine	NMDA-antagonist	Alzheimer's disease
Sertindole	D_2 $5HT_2$	Schizophrenia
Copaxone	Glatiramer acetate	Multiple Sclerosis
Etilevodopa	L-dopa	Parkinson's disease
Rasagiline	MAO-B	Parkinson's disease
Bifeprunox	Dopamin/serotonin	Schizophrenia
Gaboxadole	$GABA_A$-agonist	Sleep disorder
CEP-1347	Kinase inhibitor	Parkinson's disease
Lu 35-138	D4	Schizophrenia

*In relation to Copaxone please refer to Lundbeck's release no. 51, 17 september 2001

Lundbeck's strategy is to build a strong pipeline

Serdolect® back on the market

Lundbeck has held a strong position within antipsychotics since the 1950s, when the company was one of the first to develop and market an antipsychotic drug. Lundbeck's first antipsychotic drug was clorprothixene, which is known by the trademark Truxal®. With the development of Serdolect®, Lundbeck was once again a front-runner in the development of the latest generation of antipsychotic drugs – the so-called atypical antipsychotics.

Suspension of Serdolect® lifted

Serdolect® (sertindole), which is Lundbeck's atypical antipsychotic for treatment of schizophrenia, was originally launched in 1996 but was suspended in 1998, when concerns were raised about the product's safety profile. In October 2001, the European pharmaceutical authorities decided to recommend revocation of the suspension of Serdolect®. The recommendation was based on supplementary data, all substantiating the safety of Serdolect®. In connection with the withdrawal of the suspension, Lundbeck is undertaking a so-called post-marketing study.

Lundbeck has the worldwide rights to sell and market Serdolect®.



2002	2003	2004	2004+
Launch			
Launch			
PMS-studies	Launch		
III/NDA*	Launch*		
III	NDA	Launch	
III	NDA	Launch	
II		III	NDA
II/III			NDA
I/II			III
I/II			III

Two new atypical antipsychotic drug candidates
Lundbeck has another two drug candidates (bifeprunox and Lu 35-138) for treatment of schizophrenia under clinical development.

Bifeprunox (DU 127090) is a potent partial dopamine D2 receptor-agonist and serotonin 5-HT_{1A} agonist, which is expected to remedy both the positive and the negative symptoms of schizophrenic patients. Bifeprunox has been in-licensed from the Belgian firm Solvay Pharmaceuticals B.V., and Lundbeck has acquired the right to market the product outside the USA, Canada, Mexico and Japan.

Clinical phase IIa trials were completed in 2001, and a decision has been made to continue with phase IIb trials to determine the optimum dosage.

Lu 35-138 also belongs to the class of atypical antipsychotics and has a unique profile. Phase I trials were successfully completed in 2001, and phase II trials – 'Proof of Concept' – are expected to commence in 2002.

Drug candidate for improvement of the sleep pattern
In clinical trials, gaboxadol, which is a $GABA_A$ agonist, has shown an improvement in the sleep pattern. Lundbeck has in-licensed gaboxadol from Garching Innovation GmbH (Max Planck Institute of Psychiatry, Munich). A phase III programme is now being planned.

Expansion within neurology

Lundbeck's strategy is to build up a portfolio of neurological products for treatment of Alzheimer' disease and Parkinson's disease and other neurological diseases.

First Alzheimer product will be launched in 2002
Memantine for treatment of Alzheimer's disease has been in-licensed from the German company Merz Pharma. It is Lundbeck's first major in-licensed product and will be launched in all Lundbeck's markets. Application for registration of memantine was submitted to the European health authorities in September 2000.



The main purpose in developing CEP-1347 is to slow down and, if possible, stop the development of Parkinson's disease

Memantine is a non-competitive NMDA-antagonist that has proven in clinical trials to be a safe and effective drug. There are no drugs on the market at present for treatment of very serious cases of Alzheimer's disease.

Parkinson projects
Lundbeck is on the way with three new drug candidates for treatment of Parkinson's disease. The first drug that is expected to be approved is etilevodopa (TV 1203), which has been in-licensed from Teva Pharmaceuticals Ltd. Etilevodopa is a prodrug of L-dopa, which is the most widely used drug for treatment of Parkinson's disease. Lundbeck expects etilevodopa to have a good effect on patients suffering from advanced Parkinson's disease, with an earlier onset than for existing L-dopa drugs. Clinical phase III trials with etilevodopa commenced in the USA and Europe already in 2000. The trials are proceeding according to plan and the application for registration is expected to be filed in the first half of 2003.

The other drug candidate for treatment of Parkinson's disease is rasagiline, which has also been in-licensed from Teva Pharmaceuticals. Rasagiline is a selective MAO-B inhibitor that Lundbeck expects to be effective for Parkinson's patients in the early stages of the disease. The first clinical phase III trials have proved that rasagiline as a monotherapy is well-tolerated and effective for treatment of Parkinson's disease. The phase III trials now in progress within combined therapy in Europa and the USA are expected to reach completion in 2003.

The third drug candidate is CEP-1347, which Lundbeck is developing in cooperation with Cephalon, Inc. Lundbeck expects to be able to commence extensive phase II trials in the first half of 2002. The main purpose in developing CEP-1347 is to slow down and, if possible, stop the development of Parkinson's disease.

Multiple sclerosis – development of a new treatment concept
In February 2001, Lundbeck entered into an agreement with Teva Pharmaceuticals on development of an oral formulation of Copaxone® for treatment of multiple sclerosis. The oral formulation of Copaxone® is currently being tested in clinical phase III trials. In September, Lundbeck announced that the first interim results of these extensive phase III trials showed a tendency towards therapeutic effect at the high oral dose in patients treated for more than one year. However, the difference was not significant. In 2002, Lundbeck will in cooperation with Teva make the final decision on the project's future.

COMPETENT AND COMMITTED EMPLOYEES



Lundbeck has doubled its staff in the past five years. At the end of 2001, the average number of full-time employees was 3,939 – an increase of 759 compared to the end of 2000.

Lundbeck's many competent and committed employees have been crucial to the success of the company in the last 10 years. The investment in very able employees is a significant element of Lundbeck's vision of becoming world leader within sales of drugs for treating psychiatric and neurological diseases.

Considerable resources have therefore been earmarked in the last few years for attracting and retaining all categories of employees, including highly qualified researchers and competent sales representatives.

Training of coming researchers

Lundbeck's goal is to launch a new compound every 3-5 years. To achieve this, the company needs a staff of highly qualified researchers. The company therefore participates actively in the training of coming researchers. Young researchers (Post Doc´s, Ph.D. and MSc students) regularly carry out projects at Lundbeck as part of their training. In addition, the company funds a number of external training projects for young researchers, and several of Lundbeck's researchers teach at institutions of higher education.

Training Lundbeck's sales force

Lundbeck is getting ready to market Cipralex®. Preparations for the launch have been going on for several years, and the company has invested considerable resources in building up a competitive

Lundbeck's many competent and committed employees have been crucial to the success of the company in the last 10 years

sales force. Such a big increase in the sales force calls for a major training programme. The training is focused on providing all the sales representatives, no matter which country they come from, with the necessary competencies to enter into a specific, professional and detailed dialogue with doctors on Lundbeck's products, therapies and related illnesses.

Employee shares

Co-ownership via employee shares increases commitment among our employees because they thereby share in the value they are helping to create through their work. In connection with Lundbeck's listing in 1999, our employees were given the possibility of buying shares in the company. In 2002, Lundbeck intends to offer a similar share plan to all the Group's employees.

Policy for serious illness

As an element of the personnel policy, Lundbeck has in 2001 drawn up a policy for employees with serious illnesses. The aim is to create a working environment in which it is possible to talk openly about serious illness.

Lundbeck wants to show as much flexibility and creativity as possible during an employee's illness and in the case of absence and the return to work. Lundbeck tries to be as accommodating as possible with respect to a sick employee's situation. Assistance can include psychological help, reduced working hours or similar. In this way, employees who are ill for a period of time have the possibility of resuming their work or stay at work.

For Lundbeck, respect for the individual is essential.

Number of employees in different functional areas


Sales and marketing
Research and development
Administration
Production
Revenue per employee, DKK mio
Full-time employees at year-end
DKKm
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2.5
2.0
1.5
1.0
0.5
0.0
1997
1998
1999
2000
2001

ENVIRONMENTAL PERFORMANCE

Environmental Report 2001

Lundbeck has experienced strong growth in the last few years. To ensure the necessary production capacity, Lundbeck has acquired a plant for chemical production in Italy and has enlarged its production facilities in Denmark and the UK. With regard to the environmental aspects of its activities, in 2001 the company focused on systematising and coordinating the environmental activities so that the growth potential in the production can be fully utilised without compromising with the authorities' framework conditions and Lundbeck's own environmental policy.

Action plan agreed for environmental action in Italy

In connection with the acquisition of the chemical plant in Italy, the company carried out an audit of the environmental and occupational health and safety conditions. This provided the basis for an action plan to ensure the same level of safety at the plant in Italy as at the other two chemical production facilities. The highest priority in the action plan is to reduce the atmospheric emission of organic solvents and to avert pollution of the groundwater. The environmental action in 2001 was therefore concentrated on these two environmental aspects. In order to keep the atmospheric emission of organic solvents at a sufficiently low level, a decision has been taken to collect the emissions from the main sources and lead them together to an efficient incineration plant. Work has commenced on the necessary alterations, and the incineration plant is scheduled to go into operation in 2003.

When Lundbeck took over the plant, drilled tests showed that the groundwater under the plant was polluted. To determine the cause of the pollution, a TV inspection of the sewage system under the factory was carried out in 2001. The inspection revealed small leaks in several of the pipe connections. The damages have been repaired and a plan has been prepared for cleaning the pollution of the groundwater. The plan has been sent to the local authorities for comments. Further measures will be initiated as soon as the authorities have responded, which they are expected to do during 2002.

Focus on safety

When Lundbeck establishes new plants or implement major production changes, a thorough risk assessment is carried out. The assessment is a so-called HAZOP review, which has been used for several years. It is used when building new plants or improving existing ones to assess the safety level in relation to employees, neighbours and the environment. In 2001, a new plant was established in the UK for production of escitalopram. In this project, the risk assessment was an integral part of the design work.

Committee for environment and occupational health and safety appointed

In order to make full use of the knowledge built up locally at the individual facilities, cooperation was established in 2001 between Lundbeck's local environmental departments within the contingency area and the establishment of environmental management systems. 2001 also saw the appointment of a committee to coordinate the objectives for the environmental and occupational health and safety activities in Lundbeck's chemical production.





Lundbeck will certify its environmental management in the chemical production in accordance with ISO 14001

ENVIRONMENTAL PERFORMANCE



Raw materials consumption


Organic solvents, Padova, Italy
Organic solvents
Other raw materials, Padova, Italy
Other raw materials
Tonnes
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1997
1998
1999
2000
2001

Atmospheric solvent emission


Solvent emission, excl. emissions from Padova, Italy
Tonnes
200
150
100
50
0
1997
1998
1999
2000
2001



Facilities in the UK certified
In 2001, the facilities in the UK gained certification of its environmental management system in accordance with the ISO 14001 standard. The aim is to gain the same certification of the chemical production in Denmark and Italy in 2003. Within a few years, the management systems will also be certified in accordance with the OHSAS 18001 standard for occupational health and safety. The UK factory is expected to be ready for this certification in 2002. An environmental and occupational health and safety management system is also being established in Valby, covering the pharmaceutical production and the division for engineering and technical operations. It has not yet been decided whether to seek certification of this system.

Continuous training of employees
It is important for Lundbeck, that its employees know as much as possible about protecting the environment, achieving a good and safe working environment and improving and maintaining general safety. Focused teaching and training are therefore important elements of the environmental and occupational health and safety management systems. Lundbeck provides its employees with continuous training in order to give them as much knowledge as possible about safe and responsible handling of chemical raw materials, intermediates and finished products.

In 2001, courses were held on working with substances and materials, responsibilities and duties in the working environment, incorporation of occupational health and safety considerations in the planning of new laboratory facilities and equipment, and elementary fire fighting. In connection with the last-mentioned training, Lundbeck has established its own fire fighting school with its own fire practice yard at the facilities in Lumsås.

Environmental performance in 2001
Lundbeck's biggest impacts on the environment and the working environment come from the production of active pharmaceutical ingredients. The environmental impact from the production of tablets, for example, is smaller.

The figures show the trend in the environmental impact from the production in Denmark and the UK from 1997 to 2001. Since Lundbeck has only owned the plant in Italy for one year, the environmental impact from the production there is shown only for 2001.

Detailed information about Lundbeck's environmental performance in 2001 is provided at www.lundbeck.com in the form of green accounts for the facilities in Valby, Lumsås, Seal Sands and Padova.

Increased production means increased consumption of raw materials
As a consequence of rising production, the consumption of raw materials has been rising steadily for the past five years. Lundbeck's three synthesis facilities all have the same type of production

Water consumption


Water consumption, Padova, Italy
Water consumption
m3
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1997
1998
1999
2000
2001

Energy consumption


Energy consumption, Padova, Italy
Energy consumption
MWh
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1997
1998
1999
2000
2001

equipment, which can be used for all the usual types of organic synthesis production. Since the consumption of raw materials rises proportional to the production volume, it naturally also reflects the degree of capacity utilisation. The processes are being continually optimised. However, changes in the production must comply with a number of rules and requirements from the health authorities, so there will be no major changes in the form of entirely new technology in the existing production or entirely new ways of synthesising the compounds.

Atmospheric emissions fall
In the same way as similar facilities, Lundbeck's three synthesis facilities emit organic solvents through their chimneys. This is an essential environmental impact. The factory in Lumsås has the highest atmospheric emission of organic solvents. The emission is below the limit values set, but in 2001 the company took steps to further improve the treatment of the emitted air. As a consequence, the total emission fell in 2001. Even though direct emission are mainly calculated on the basis of measurements and in accordance with official requirements, significant uncertainty attaches to the calculations. In the coming years, Lundbeck will focus on reducing this uncertainty and establishing further documentation that the company's facilities comply with the EU directive on "the limitation of emissions of volatile organic compounds due to the use of organic solvents in certain activities and installations" (the VOC directive). This must be fully implemented by 2007.

Water consumption must be reduced
Water consumption rose sharply from 2000 to 2001. The factory in Padova has a relatively large consumption, accounting for around 46% of the total. The increase at the factories in Lumsås and Seal Sands is somewhat smaller. Water consumption is one of the environmental impacts that Lundbeck will make an extra effort to reduce in the next few years.

The amount of wastewater follows largely the amount of water consumption. The calculation of the amount of wastewater is made for each factory as agreed with the regulatory authorities, and it varies from facility to facility. For details see the green accounts, see www.lundbeck.com.

Relatively small increase in energy consumption
2001 was an active year at Lundbeck. The number of employees increased; a lot of construction took place; and Lundbeck commenced production at the Padova plant. Despite all this activity, energy consumption in 2001 was only 33% higher than in 2000. The company's headquarters in Valby accounts for almost 54% of the entire energy consumption. The main reason for the big energy consumption there is the stringent requirements concerning ventilation in the laboratories and the pharmaceutical production.

Environmental improvement in Lumsås
Chemical waste has increased considerably since 1999. The facility in Lumsås, which has been the main source of chemical waste for the last three years, accounted for 61% of the total in 2001. However, the big increase in chemical waste is actually an expression of a change in the handling of the wastewater from the production at the facility. The process wastewater used to be treated and then led directly from the factory to the sea. Now, it is treated at an external plant instead. This means that the process wastewater is no longer classified as wastewater but as chemical waste.

The waste from the individual facilities is treated and handled in accordance with national and local legislation. The handling varies from facility to facility. For details see the green accounts, see www.lundbeck.com.

Chemical waste


Chemical waste, Padova, Italy
Chemical waste
Tonnes
30,000
25,000
20,000
15,000
10,000
5,000
0
1997
1998
1999
2000
2001

ENVIRONMENTAL STATEMENT FROM DELOITTE & TOUCHE

We have been engaged to perform certain procedures on the 2001 Environmental Report (the Report) of H. Lundbeck A/S. The Report is the responsibility of and has been approved by the management of the Company.

The scope of our engagement and the procedures performed were agreed with the Company's management. Our engagement considered the following indicators: consumption of raw materials, energy and water; waste, and emissions of solvents into the air.

We visited the Company headquarters and the sites in Valby, Lumsås (Denmark), Seal Sands (England) and Padova (Italy) and conducted interviews and tested samples of the supporting documentation. For the indicators mentioned above, we

- compared the figures presented in the Report for 2001 with the figures submitted from the sites.
- compared the figures submitted for 2001 from the sites with supporting files and documentation presented at the sites.

Our work has been performed according to Professional Guidance applied to State Authorised Public Accountants in Denmark. The work performed does not constitute an audit and, therefore, does not provide a high level of assurance that the figures presented are accurate and complete.

Based upon our work, we find that the figures presented in the Report regarding the indicators stated above are based on figures submitted from the sites and that the figures submitted from the sites are consistent with supporting files and documentation.

Copenhagen, 5. marts 2002

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab

Carsten Vaarby
State Authorised Public Accountant

Preben J. Sørensen
State Authorised Public Accountant

LUNDBECK'S PRODUCTS

Antidepressants

Cipralex®/Lexapro™
(escitalopram)
Indication: depression, panic disorder

Cipramil®/Seropram®/Cipram®/Celexa®
(citalopram)
Indication: depression, panic disorder, OCD, prevension of relapse/recurrence

Deanxit®
(flupenthixol + melitracene)
Indication: mild depression

Dixeran®
(melitracene)
Indication: depression

Fluanxol®/Fluanxol® Mite
(0.25 mg, 0.50 mg, 1 mg)
(flupenthixol)
Indication: mild depression

Noritren®/Nortrilen®/Sensaval®
(nortriptyline)
Indication: depression

Saroten®/Sarotex®/Redomex®
(amitriptyline)
Indication: depression

Tymelyt®
(lofepramine)
Indication: depression

Antipsychotics

Buronil®/Bunil®
(melperone)
Indication: psychotic disorders

Cisordinol®/Clopixol®/Ciatyl-Z®
(zuclopenthixol)
Indication: schizophrenia and other psychotic disorders, anxiety, restlessness and insomnia

Cisordinol® Depot/Clopixol® Depot/ Ciatyl-Z® Depot
(zuclopenthixol decanoate)
Indication: maintenance treatment of chronic psychotic disorders

Cisordinol-Acutard®/Clopixol-Acutard®/ Clopixol-Acuphase®/Ciatyl-Z-Acuphase®
(zuclopenthixol acetate)
Indication: acute psychotic episodes, exacerbation of psychotic disorders

Fluanxol®/Depixol®
(flupenthixol)
Indication: schizophrenia and other psychotic disorders

Fluanxol® Depot/Depixol® Inj.
(cis(Z)-flupenthixol decanoate)
Indication: maintenance treatment of chronic psychotic disorders

Serdolect®/Serlect®
(sertindole)
Indication: schizophrenia

Truxal®/Truxaletten®
(chlorprothixene)
Indication: schizophrenia and other psychotic disorders, anxiety and restlessness, withdrawal symptoms in drug addicts

Antimigraine products

Almogran®
(almotriptan)
Indication: migraine

Antialzheimer products

Ebixa®
(memantine)
Indication: moderately severe to severe Alzheimer



For the 2001 financial year, the company's Supervisory Board will propose payment of a dividend equivalent to DKK 1.14 per share, corresponding to 20% of the net profit for the year

H. Lundbeck's shares, which are listed on the Copenhagen Stock Exchange, continued to rise in 2001 while the Copenhagen Stock Exchange's KFX Index fell. Lundbeck's shares are included in the KFX Index, which comprises the 20 most traded shares.

In 2001, the price of Lundbeck's shares rose by 7.8% from 195.42 at year-end 2000 to 210.66 at year-end 2001. During the same period the Copenhagen Stock Exchange's KFX Index and KAX All-share Index dropped by 13.75% and 14.45% respectively.

The price of the Lundbeck share was volatile in 2001 – affected by positive as well as negative factors. Sales of Celexa® in the USA continued the positive trend; sales in the five major European markets continued to grow; the first supplies of escitalopram were made to Lundbeck's business partner Forest Laboratories, Inc. in the USA; the CPMP recommended the EU Commission to lift the suspension of Serdolect®; and last – but not least – Cipralex® was authorised in Sweden for treatment of depression and panic disorder. Conversely, the autumn in particular was affected by a negative share price performance, the market reacting to Lundbeck's information that a generic version of citalopram had been authorised in the Netherlands and that the authorisation of Cipralex® had been delayed.

At year-end 2001, Lundbeck's market capitalisation was approx. DKK 49.1 billion. Compared with the other companies listed on the Copenhagen Stock Exchange, Lundbeck was the fourth largest company by market capitalisation. In 2001, the number of Lundbeck shares traded was 62.6 million. In terms of market value the turnover was approx. DKK 17.6 billion in 2001, placing the Lundbeck share as the seventh most traded share in 2001.

At 31 December 2001, the weighting of the Lundbeck share in the KFX Index was 8.8% compared to 6.9% in the previous year.

Dividend

As described in the Prospectus dated 18 June 1999, it is the company's policy to pay a yearly dividend of between 15 and 25% of the profit for the year after tax.

For the 2001 financial year, the company's Supervisory Board will propose payment of a dividend equivalent to DKK 1.14 per share, corresponding to 20% of the net profit for the year.


LUNDBECK

SHAREHOLDER INFORMATION

The dividend for the year will be paid automatically via the Danish Securities Centre no later than five days after the Annual General Meeting.

Annual General Meeting
H. Lundbeck's Annual General Meeting will be held on 9 April 2002 at 4pm. Unlike previous years the Annual General Meeting will be held at the Falconer Center at Frederiksberg.

Radisson SAS Falconer Hotel &
Conference Center
Falkoner Allé 9
DK-2000 Frederiksberg

Share capital
At the Annual General Meeting on 27 March 2001, the Supervisory Board's proposal for a stock split was approved. As a result, the denomination of each share was reduced from DKK 20 nominal value to DKK 5 nominal value. The number of shares after the stock split is 233,100,700, corresponding to a nominal share capital of DKK 1,165,503,500.

The company has only one class of shares, and no shares have special rights. The shares are negotiable instruments with no restrictions on their transferability. The company's shares are registered shares, and entered in the register of shareholders.

Shareholders
At year-end 2001, the number of registered shareholders in the company's register of shareholders was 14,302. This group of shareholders held approx. 99 per cent of the share capital.

The composition of the shareholders changed during 2001. Compared with the composition at year-end 2000, the group of private investors was reduced, amounting to approx. 2% at 31 December 2001. By way of comparison, the same group represented approx. 6% of the shareholders at year-end 2000. The group of foreign institutional investors grew during the year, now holding approx. 12% of the shares against approx. 7% in the previous year. This means that the proportion of shares held by foreign institutional investors at year-end was approximately the same as the proportion held by Danish institutional investors.

The largest shareholder in H. Lundbeck A/S is LFI A/S, which is 100% owned by the Lundbeck Foundation. At the same time, it is the only shareholder who at the end of the year had notified the company that it held more than 5% of the share capital. At year-end 2001, LFI A/S held 73.6% of the shares in H. Lundbeck A/S.

Lundbeck's supervisory board and board of management's total number of Lundbeck shares amounted 66,951 pcs. at year-end 2001.

www.lundbeck.com/investor
On 4 January 2002, Lundbeck launched a new home page containing a new Investor Section with various information about Lundbeck. Interested parties can read all announcements to the Copenhagen Stock Exchange published by Lundbeck. In addition, the section contains financial ratios, a list of Lundbeck's products and markets, information about dividend and an updated pipeline. It is also possible to follow the movements in the price of the Lundbeck share.

Shares traded and stock performance, 2001



KFX Index
Lundbeck
Shares traded
Rate
300
250
200
150
100
Pcs. 1,000
1,000
750
500
250
0
02-Jan
02-Feb
02-Mar
02-Apr
02-May
01-Jun
02-Jul
02-Aug
03-Sep
02-Oct
02-Nov
03-Dec
31-Dec



Investor Relations contact
For enquiries to Investor Relations interested parties should contact:

Steen Juul Jensen
Director of Corporate Communication & Investor Relations
Tel: +45 36 30 13 11 – ext. 3006
Fax: +45 36 30 57 42
E-mail: sjj@lundbeck.com

Jacob Tolstrup
Investor Relations Officer
Tel: +45 36 30 13 11 – ext. 3079
Fax: +45 36 30 57 42
E-mail: jtl@lundbeck.com

Share ratios

Ratios per share, DKK	2001	2000
Earnings (EPS)	5.63	4.22
Cash flow	7.31	4.95
Net asset value	20.34	16.12
Dividend	1.14	0.86
Dividend as a percentage of net profit	20	20

Price-related data, DKK	2001	2000
Market price year-end	210.66	195.42
High market price	294.93	199.48
Low market price	164.33	74.29
Average market price	223.49	115.61
Price / Earnings	37.44	46.25
Price / Cash flow	28.82	39.51
Price / Net asset value	10.36	12.12
Market capitalisation year-end, DKK billions	49.1	45.6
Annual trading, million of shares	62.6	32.7

Dividend 1998-2001

	1998	1999	2000	2001
Dividend - total (DKKm)	45	130	197	263
Dividend per share (DKK)*	0.20	0.56	0.86	1.14
Pay-out ratio	15%	20%	20%	20%

*) Based on a share denomination of DKK 5.

Composition of the shareholder group


LFI A/S
H. Lundbeck A/S
Institutional investors, Danish
Institutional investors, international
Private investors
2%
12%
11%
1%
74%

Composition of the shareholder group (excl. LFI A/S)


H. Lundbeck A/S
Institutional investors, Danish
Institutional investors, international
Private investors
9%
4%
44%
43%

SHAREHOLDER INFORMATION

Analyst coverage

Broker	Analyst	Contact
ABG Securities	Ingemar Kihlström Anders Nordström	www.abgsec.com
Alfred Berg	Annette Lykke Poul P. Lykkesfeldt	www.alfredberg.dk
Alm. Brand Bank	Michael D. Jørgensen	www.almbrand.dk
Carnegie Bank	Iben Jordan Anette Rye Larsen	www.carnegie.dk
Cheuvreux	Rosalind Lee	www.indocdv.com
Crédit Lyonnais Securities	Michael Leacock	www.creditlyonnais.com
Danske Securities	Martin Parkhøi	www.danskesecurities.com
Deutsche Bank	Brian White	www.db.com
Enskilda Securities	Mats Thorén	www.enskilda.com
Goldman Sachs	Mark Tracey Vikram Sahu	www.gs.com
Handelsbanken	Rolf S. Sørensen	www.handelsbanken.com
JP Morgan	Josh Woods Jeffrey C. Stevens	www.jpmorgan.com
Jyske Bank	Peter B. Andersen	www.jyskebank.com
Lazard	Martin Glen Claire-Louise Noyce	www.lazard.com
Lehman Brothers	Stewart Adkins	www.lehman.com
Morgan Stanley	Paul Mann	www.msdw.com
Nordea Securities	Henrik D. Simonsen	www.nordeasecurities.com
Oppenheim	Peter A. Düllmann	www.oppenheim.com
SparNord	Claus Juul	www.sparnord.dk
Sydbank	Brian Kirk	www.sydbank.com
WestLB Panmure	Tatiana Brask	www.gr.dk

Financial calender 2002

Tentative dates

5. March 2002
Annual report for the year ended 31 December 2001

9 April 2002
Annual General Meeting

7 May 2002
Interim report for the first quarter of 2002 (January-March)

20 August 2002
Interim report for the first half of 2002 (January-June)

4 November 2002
Interim report for the third quarter of 2002 (July-September)



Announcements from H. Lundbeck A/S in 2001

Nr.	Date	Subject
56	10 December	Cipralex® approved for depression and panic disorder
55	6 November	Interim report for the nine months ended 30 September 2001
54	29 Oktober	Date of publication of third quarter 2001 earnings report
53	19 Oktober	Suspension of Serdolect® lifted
52	15 Oktober	Lundbeck ends co-operation with Canadian Neurochem
51	17 September	Update on pipeline and Cipralex™ launch
50	6 September	Generic version of citalopram approved in Holland
49	14 August	Interim report for the half year ended 30 June 2001
48	3 August	Date of Publication of Semi-annual Report
47	15 May	Quarterly announcement at 31 March 2001
46	9 May	Results of Cipralex™ (escitalopram) clinical trials
45	9 May	Date of Publication of First Quarter 2001 Earnings Report
44	28 March	On 27 March 2001 H. Lundbeck A/S's ordinary General Meeting was held in Valby-Hallen
43	15 March	Notification of Ordinary General Meeting 2001 for H. Lundbeck A/S
42	6 March	Announcement of results for the year ended 31 December 2000
41	23 February	Date of Release of Annual Accounts 2000
40	15 February	Lundbeck and Teva extend co-operation to include oral formulation of Copaxone®
39	6 February	Lundbeck has submitted the Registration Dossier for Cipralex™ – the trademark for escitalopram – to the Swedish health authorities
38	2 February	Lundbeck buys Byk Gulden out of German Joint Venture



Changes in accounting policies

Lundbeck has implemented the International Accounting Standard IAS 39, which became operative for the financial year beginning on 1 January 2001. The implementation of IAS 39 has resulted in a change of the accounting policies in the following areas:

- Treasury shares acquired to secure and fulfill share option plans and other share price based plans can no longer be classified as a hedging instrument and are therefore no longer included in the balance sheet as assets but are deducted under capital and reserves. Purchases and sales of treasury shares are now taken to capital and reserves.
- Similarly, the Group's obligations under share option plans and other share price based plans are no longer recognised in the balance sheet as provisions but have been added to capital and reserves at 1 January 2001 in order to reflect the financial relationship between these obligations and the company's holding of treasury shares purchased to secure and fulfill the plans. In future, payments under these plans will be shown under capital and reserves at the time of exercise.
- Income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to capital and reserves and – on realisation of the hedged item – transferred from capital and reserves for inclusion in the same item as the hedged item. Under the previous accounting policy deferred income and expenses were recorded in the balance sheet until realisation of the hedged item.

Capital and reserves at 1 January 2001 were down by DKK 66 million as a result of the above changes. Reference is made to the specification of movements in capital and reserves on page 58.

The effect of the changes in accounting policies reduced profit for the year before tax by DKK 6 million and increased profit for the year after tax by DKK 17 million. Capital and reserves at 31 December 2001 were reduced by DKK 101 million.

In accordance with IAS 39, the comparative figures are not restated.

Otherwise the accounting policies are consistent with those of last year.

Income statement

In 2001, too, Lundbeck achieved a record revenue and its best-ever profit from operations. The year's growth was generated in a year when Lundbeck made substantial investments in the expansion of production, sales and marketing capacity to secure future growth.

The year's growth in revenue and profit from operations is greater than expected at the beginning of the year and in line with the Group's growth targets for 2001 as announced on 14 August 2001 in connection with Lundbeck's 2001 interim report.

Revenue

Lundbeck's revenue rose 36% from DKK 5,623 million in 2000 to DKK 7,656 million in 2001.

The improvement in revenue of 36% was due to the continued growth of Cipramil®, sales in Europe, Canada and Australia and in the USA in particular where Lundbeck's royalty income from Forest Laboratories, Inc.'s sales of Celexa® continues to rise.

In 2001, Lundbeck's sales of Cipramil®, outside the USA totalled DKK 4,539 million, an improvement of 31%. The improvement is especially due to growth in market shares in the major European markets – the UK, France, Germany, Italy

The year's growth

	2001 DKKm	2000 DKKm	Increase %	Growth targets announced on 14 August 2001	Growth targets announced on 6 March 2001
Revenue	7,656	5,623	36%	More than 35%	Approx. 30%
Profit from operations	1,826	1,004	82%	Approx. 80%	More than 50%

SUMMARY FOR THE GROUP 1993-2001

Income statement (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001
Revenue	933	1,336	1,849	2,324	2,639	3,200	3,991	5,623	7,656
Profit before research and development costs	206	348	471	670	767	957	1,484	2,444	3,379
Research and development costs	181	189	257	334	433	619	824	1,416	1,541
Profit from operations	23	174	223	337	417	353	664	1,004	1,826
Profit before tax	64	159	253	342	414	421	902	1,390	1,905
Profit before minority interest	46	112	166	237	281	298	655	996	1,323
Net profit for the year	46	109	156	236	278	292	655	985	1,311

Assets (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001
Non-current assets	449	593	783	930	1,028	1,171	1,677	2,853	4,635
Inventories	157	185	265	371	348	356	427	488	683
Receivables	210	287	430	496	580	643	894	1,479	1,617
Cash and cash equivalents	404	471	554	655	800	817	1,641	1,963	1,031
Total assets	1,220	1,536	2,032	2,452	2,756	2,987	4,639	6,783	7,966

Liabilities (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001
Capital and reserves	801	883	1,038	1,252	1,530	1,787	2,911	3,757	4,742
Minority interest	0	4	4	5	4	4	4	25	5
Provisions	68	110	143	203	239	257	331	501	141
Non-current liabilities	66	122	405	40	92	29	24	63	51
Current liabilities	285	417	442	952	891	911	1,369	2,437	3,027
Total capital and reserves and liabilities	1,220	1,536	2,032	2,452	2,756	2,987	4,639	6,783	7,966

Cash flow statement (DKKm)	1993	1994	1995	1996	1997	1998	1999	2000	2001
Cash flows from operating activities	94	192	103	276	407	681	836	1,153	1,704
Cash flows from investing activities	(134)	(219)	(277)	(216)	(182)	(267)	(461)	(983)	(2,045)
Cash flows from operating and investing activities	(40)	(28)	(174)	60	226	414	375	170	(341)
Cash flows from financing activities	1	95	257	38	(80)	(401)	243	(120)	(119)
Interest-bearing net cash at year-end	291	274	89	115	332	714	1,412	1,427	875

Ratios	1993	1994	1995	1996	1997	1998	1999	2000	2001
Net profit ratio (%)	2.4	13.0	12.1	14.5	15.8	11.0	16.6	17.9	23.9
Return on assets (%)	8.7	20.2	24.0	24.1	26.3	24.9	42.2	43.0	47.8
Return on equity (%)	5.9	12.9	16.2	20.6	20.0	17.6	28.1	29.5	30.9
R & D costs as a percentage of revenue	19.5	14.1	13.9	14.4	16.4	19.4	20.7	25.2	20.1
Solvency ratio (%)	65.7	57.5	51.1	51.1	55.5	59.8	62.8	55.4	59.5
Capital employed (DKKm)	915	1,084	1,507	1,798	2,003	1,894	2,943	3,859	4,903
Capital turnover (%)	76.5	87.0	91.0	94.8	95.7	107.1	86.0	82.9	96.1
Tangible and intangible asset investments, gross (DKKm)	141	218	284	224	188	272	375	952	1,883
Financial capital investments, gross (DKKm)	1	4	22	3	7	6	96	109	140
Average number of employees	978	1,205	1,545	1,829	2,003	2,286	2,653	3,002	3,560

Share data	1993	1994	1995	1996	1997	1998	1999	2000	2001
Average number of shares (millions) *	220.0	220.0	220.0	220.0	220.0	220.0	227.4	233.1	233.1
Earnings per share (EPS) (DKK) *	0.21	0.49	0.70	1.07	1.26	1.32	2.88	4.22	5.63
Proposed dividend per share (DKK) *	0.10	-	0.10	-	0.16	0.20	0.56	0.86	1.14
Cash flow per share (DKK) *	0.43	0.87	0.47	1.25	1.84	3.08	3.68	4.95	7.31
Net asset value per share (DKK) *	3.63	4.00	4.70	5.67	6.93	8.09	12.49	16.12	20.34
Market capitalisation (DKKm)	-	-	-	-	-	-	17,251	45,551	49,105
Price/Earnings (DKK)	-	-	-	-	-	-	25.68	46.25	37.44
Price/Cash flow (DKK)	-	-	-	-	-	-	20.12	39.51	28.82
Price/Net asset value (DKK)	-	-	-	-	-	-	5.93	12.12	10.36

*) Calculation based on a share denomination of DKK 5.

Definitions:

Interest-bearing net cash	Cash and cash equivalents less interest-bearing debt
Net profit ratio**	Profit from operations as a percentage of revenue
Return on assets**	Profit from operations plus finance income as a percentage of average capital employed
Return on equity**	Profit after tax and minority interest as a percentage of average capital and reserves excl. minority interest
Solvency ratio**	Capital and reserves excl. minority interest, year-end, as a percentage of capital and reserves and liabilities, year-end
Capital employed**	Total capital and reserves and liabilities less non-interest bearing liabilities
Capital turnover	Revenue as a percentage of total assets, year-end
Earnings per share (EPS)**	Profit after tax and minority interest divided by average number of shares
Dividend per share**	(Dividend rate multiplied by nominal value of share) divided by 100
Cash flow per share**	Cash flows from operating activities divided by average number of shares
Net asset value per share**	Capital and reserves excl. minority interest, year-end, divided by number of shares, year-end
Market capitalisation	Total number of shares, year-end, multiplied by the official price quoted on the Copenhagen Stock Exchange, year-end
Price/Earnings**	The official price quoted on the Copenhagen Stock Exchange, year-end, divided by net profit for the year per share
Price/Cash flow**	The official price quoted on the Copenhagen Stock Exchange, year-end, divided by cash flow per share
Price/Net asset value**	The official price quoted on the Copenhagen Stock Exchange, divided by capital and reserves per share, year-end

**) Definitions according to the Danish Association of Financial Analysts' "Recommendations & Ratios 1997" (4th rev. edition)

Changes in accounting policies

Lundbeck has implemented the International Accounting Standard IAS 39, which became operative for the financial year beginning on 1 January 2001. The implementation of IAS 39 has resulted in a change of the accounting policies in the following areas:

- Treasury shares acquired to secure and fulfill share option plans and other share price based plans can no longer be classified as a hedging instrument and are therefore no longer included in the balance sheet as assets but are deducted under capital and reserves. Purchases and sales of treasury shares are now taken to capital and reserves.
- Similarly, the Group's obligations under share option plans and other share price based plans are no longer recognised in the balance sheet as provisions but have been added to capital and reserves at 1 January 2001 in order to reflect the financial relationship between these obligations and the company's holding of treasury shares purchased to secure and fulfill the plans. In future, payments under these plans will be shown under capital and reserves at the time of exercise.
- Income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to capital and reserves and – on realisation of the hedged item – transferred from capital and reserves for inclusion in the same item as the hedged item. Under the previous accounting policy deferred income and expenses were recorded in the balance sheet until realisation of the hedged item.

Capital and reserves at 1 January 2001 were down by DKK 66 million as a result of the above changes. Reference is made to the specification of movements in capital and reserves on page 58.

The effect of the changes in accounting policies reduced profit for the year before tax by DKK 6 million and increased profit for the year after tax by DKK 17 million. Capital and reserves at 31 December 2001 were reduced by DKK 101 million.

In accordance with IAS 39, the comparative figures are not restated.

Otherwise the accounting policies are consistent with those of last year.

Income statement

In 2001, too, Lundbeck achieved a record revenue and its best-ever profit from operations. The year's growth was generated in a year when Lundbeck made substantial investments in the expansion of production, sales and marketing capacity to secure future growth.

The year's growth in revenue and profit from operations is greater than expected at the beginning of the year and in line with the Group's growth targets for 2001 as announced on 14 August 2001 in connection with Lundbeck's 2001 interim report.

Revenue

Lundbeck's revenue rose 36% from DKK 5,623 million in 2000 to DKK 7,656 million in 2001.

The improvement in revenue of 36% was due to the continued growth of Cipramil®, sales in Europe, Canada and Australia and in the USA in particular where Lundbeck's royalty income from Forest Laboratories, Inc.'s sales of Celexa® continues to rise.

In 2001, Lundbeck's sales of Cipramil®, outside the USA totalled DKK 4,539 million, an improvement of 31%. The improvement is especially due to growth in market shares in the major European markets – the UK, France, Germany, Italy

The year's growth

	2001 DKKm	2000 DKKm	Increase %	Growth targets announced on 14 August 2001	Growth targets announced on 6 March 2001
Revenue	7,656	5,623	36%	More than 35%	Approx. 30%
Profit from operations	1,826	1,004	82%	Approx. 80%	More than 50%

and Spain – as well as Canada and Australia where increased sales and marketing efforts again resulted in sharply rising sales of Cipramil®.

In the USA, sales were also very encouraging in 2001. Forest's sales of Celexa®, totalled USD 981 million against USD 640 million in 2000. In 2001, Lundbeck's income from sales of citalopram to Forest was DKK 1,657 million compared to DKK 1,152 million in 2000. At the end of 2001, Celexa® had a market share of 16.94% of new prescriptions and 16.10% of all prescriptions in the USA.

In 2001, Lundbeck started to supply escitalopram to Forest. Lundbeck's income from bulk supplies for future sale amounted to DKK 259 million in 2001.

Reference is made to the section "Accounting for income from Forest" on page 58.

Sales of other antidepressants and antipsychotics were DKK 777 million in 2001, corresponding to a decline of 3%, or DKK 21 million, on 2000, which was fully in line with expectations.

Sales of other products improved by 95% from DKK 217 million in 2000 to DKK 424 million in 2001, due mainly to revenue generated by Lundbeck Pharmaceuticals, Italy S.p.A.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 35 million (DKK –254 million in 2000) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect DKK -5 million (DKK –199 million in 2000) stems from the hedging of USD. The latter amount has been deducted from income from sales of Celexa® and Lexapro™ (escitalopram).

Revenue


Escitalopram
Cipramil®/Celexa®
Other antidepressants
Antipsychotics
Other revenue
DKKm
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1997
1998
1999
2000
2001

Revenue in 2001 by product group


Cipramil®
Celexa®
Escitalopram
Other antidepressants
Antipsychotics
Other revenue
6%
7%
3%
3%
22%
59%

Revenue in 2000 by product group


Cipramil®
Celexa®
Other antidepressants
Antipsychotics
Other revenue
4%
10%
4%
20%
62%

At the end of 2001, forward exchange and option contracts had been entered into to hedge foreign currency cash flows in 2002, primarily in EUR and USD, equivalent to a value of approx. DKK 3.5 billion. Of this amount DKK 2.2 billion relates to hedging contracts. Deferred recognition of net exchange gains totalled DKK 25 million at 31 December 2001 against deferred recognition of exchange gains of DKK 66 million at 31 December 2000. As a result of the implementation of IAS 39, the amount is now included under capital and reserves.

If the exchange rates at the time of realisation of the underlying transaction of these hedging contracts are at the same level as at the end of 2001, the future income will be affected favourably by the amount of DKK 25 million mentioned above.

Costs

Lundbeck's total costs, exclusive of financial items and tax, were DKK 5,830 million in 2001, up 26% on 2000. The increase in costs was thus smaller than the increase in revenue. The greater part of the increase is higher selling and distribution costs as well as production costs.

Production costs totalled DKK 1,370 million, reflecting an increase of 23%. Thus production costs rose at a lower rate than revenue, generating an increase in the gross margin from 80.1% in 2000 to 82.1% in 2001. The rising gross margin mainly reflects a changed product mix. The increase in costs is due primarily to the continued expansion of production to meet the increase in demand for present and new products. In addition, production costs were adversely affected by the full-year effect of the purchase of Lundbeck Pharmaceuticals, Italy S.p.A., which took place in October 2000.

Distribution costs rose by 50% to DKK 1,912 million as a result of substantial investments in connection with the continued expansion of the sales force in the major European markets and in the emerging markets Canada, Australia and Turkey. Costs relating to the preparations for the launch of Cipralex® on Lundbeck's own markets also contributed to the increase.

Administrative expenses went up by 27% to DKK 995 million as a result of the expansion of the capacity in sales subsidiaries and to a lesser extent as a result of the strengthening of central corporate functions.

Research and development costs rose by 9% to DKK 1,541 million, mainly reflecting the generally rising cost level of development projects as they move through the development process, including in particular the phase III study of Copaxone®. The substantial expansion and strengthening of Lundbeck's own research and development organisation in 2001 also contributed to the increase. Research and development costs accounted for 20% of revenue in 2001 compared to 25% in 2000 when costs were affected by large in-licensing agreements.

Revenue in 2001 by geografical area


UK
France
Germany
Spain
Italy
Rest of Europe
USA
Canada
Rest of World
9%
9%
7%
5%
3%
3%
32%
26%
6%

Revenue in 2000 by geographical area


UK
France
Germany
Italy
Spain
Rest of Europe
USA
Canada
Rest of World
7%
10%
8%
8%
3%
3%
36%
21%
4%

Depreciation and amortisation charges, which are included in the individual cost categories, totalled DKK 315 million in 2001 against DKK 180 million in 2000. Most of the increase is attributable to amortisation on goodwill and other intangible assets acquired in 2001. Higher depreciation charges as a result of the growing investment level of recent years have also contributed to the increase.

Financial items

In 2001, the Group's net finance income amounted to DKK 79 million compared to an income of DKK 386 million in 2000. Of the net income of DKK 79 million, DKK 30 million was net interest income and market value adjustments of the bond holding. The market value adjustments were slightly positive in 2001.

Unrealised gains on other investments totalled net DKK 102 million against DKK 259 million in 2000. Lundbeck's other investments at 31 December 2001 were mainly a shareholding in Cephalon, Inc. with a market value of DKK 635 million. The value adjustment for the year of the Cephalon shares amounted to DKK 128 million.

Net currency expenses relating to financial items amounted to DKK 54 million compared to an income of DKK 39 million in 2000.

Under the chosen hedging principle, income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to capital and reserves and – on realisation of the hedged item – transferred from capital and reserves for inclusion in the same item as the hedged item. Under the previous accounting policy deferred income and expenses were recorded in the balance sheet until realisation of the hedged item.

The profit from operations was affected by a net currency income of DKK 35 million compared to an expense of DKK 254 million in 2000.

Tax

The income tax expense totalled DKK 582 million against DKK 394 million in 2000. The effective tax rate was 30.5% against 28.3% in 2000. The increase in the effective tax rate is due primarily to a fall in non-taxable value adjustments in 2001 in relation to the previous year. The effective tax rate is generally affected by the fact that no deferred tax has been provided in respect of the value adjustment of other investments because they are expected to be realised without tax.

As in 2000, Lundbeck had a net deferred tax asset in 2001 due to the prepayment of DKK 1,041 million from Forest.

The current tax charge for the year, including prior year adjustments, amounted to DKK 548 million, corresponding to an effective tax rate of 28.8%, while tax on items of capital and reserves corresponds to an effective tax rate of 1.4%.

Net profit for the year

In 2001, Lundbeck achieved its best-ever-financial results.

Profit from operations went up by 82% to DKK 1,826 million. Profit before tax rose by 37% to DKK 1,905 million, and profit after tax and minority interest improved by 33% to DKK 1,311 million.

Net profit for the year

	2001 DKKm	2000 DKKm	Increase %
Profit from operations	**1,826**	**1,004**	**82%**
Financial items, net	79	386	-80%
Profit before tax	**1,905**	**1,390**	**37%**
Tax	582	394	48%
Minority interest	12	11	4%
Net profit for the year	**1,311**	**985**	**33%**

Investments

Lundbeck's total net investments amounted to DKK 2,045 million in 2001 against DKK 983 million in 2000. The increase is mainly due to the purchase of Byk Gulden Lomberg Chemische Fabrik GmbH's share of the jointly owned company Lundbeck GmbH & Co. as well as generally higher investments in research and production capacity to support the continued growth in demand for existing products and planned launches of future products.

Tangible and intangible net capital investments increased from DKK 937 million in 2000 to DKK 1,874 million in 2001.

In 1994, H. Lundbeck A/S made an agreement with Byk Gulden Lomberg Chemische Fabrik GmbH to establish the 50/50 owned company Lundbeck GmbH & Co. – formerly Promonta Lundbeck Arzneimittel GmbH & Co. Lundbeck GmbH & Co. is marketing Lundbeck's and Byk Gulden's CNS products on the German market.

Investments


Tangible assets
Intangible assets
Financial assets
Total investments as a percentage of revenue
DKKm
%
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

Due to Lundbeck's wish to optimise the strategic and financial possibilities on the German market in connection with launches of new products, Lundbeck purchased Byk Gulden's share of Lundbeck GmbH & Co. in 2001. The acquisition was announced on 1 February 2001 and took place on 1 March 2001.

The purchase of Byk Gulden's share of Lundbeck GmbH & Co. was the largest single investment in 2001. The total investment of DKK 827 million including the acquisition of certain intellectual property rights from Byk Gulden was financed by drawing on the company's liquid funds. The excess value of purchase consideration over the fair value of assets and liabilities taken over at the time of acquisition, i.e. goodwill, has been calculated at DKK 571 million. The effect of the investment on the annual results will be DKK 29 million representing amortisation of goodwill and DKK 58 million representing amortisation of other intangible assets. Goodwill is written off over 20 years while other intangible assets are written off over a period of two to five years.

Byk Gulden's share of the profit for the period from 1 January 2001 to 28 February 2001 is included in minority interest in the income statement.

In 2001, Lundbeck acquired an additional 18.08% of the shares in Lundbeck Pharmaceuticals, Italy S.p.A., bringing Lundbeck's total ownership at year-end 2001 up to 96.37%. The total investment in Lundbeck Pharmaceuticals, Italy S.p.A. is now DKK 276 million including DKK 60 million invested in 2001. The excess value of purchase consideration over the fair value of assets and liabilities taken over at the time of acquisition, i.e. goodwill, has been calculated at DKK 199 million including DKK 33 million invested in 2001.

To ensure the necessary production capacity for the future demand for Cipralex® Lundbeck is completing construction of new production facilities for the chemical production of escitalopram at the company's factory in Seal Sands, England. Specifically the new factory is to produce the last intermediate and the finished active drug. The factory will increase the current production capacity for escitalopram by approx. 150%. The factory is a state-of-the-art facility, including, in addition to conventional chemical production facilities, a large-scale Simulated Moving Bed (SMB) unit. SMB is the core technology which makes it possible to separate the two enantiomers of citalopram to produce pure escitalopram. The factory is expected to be taken into use in the second quarter of 2002.

In 2001, Lundbeck continued its investments in improvements and expansion of the research facilities. The construction of a new kilo lab in Lumsås was completed according to schedule, and the establishment of new toxicological research facilities was commenced. The facilities are expected to be taken into use at year-end 2003.

Financial investments, net, totalled DKK 140 million in 2001 against DKK 87 million in 2000. In 2001, Lundbeck made additional investments in Burill Biotechnology Capital Fund K/S, Cross Atlantic Partners, Nordic Biotech K/S and in Anthrogenesis Corp. The main objective of the investments was to participate in venture capital investments and to invest in business partners.

Financial assets

Other investments in Lundbeck's balance sheet include strategic investments in venture companies and Danish and foreign business partners. The investments are carried at market price or estimated fair value, see "Accounting policies" for details.

Lundbeck's other investments at 31 December 2001 mainly consist of a shareholding in Cephalon, Inc. with a market value of DKK 635 million. In June 1999, in connection with a strategic research and cooperation agreement on Parkinson's disease, Lundbeck acquired 1 million shares at USD 12 per share in Cephalon, equivalent to 3% of the share capital at that time. The shares in Cephalon are traded on the American NASDAQ exchange and the price at 31 December 2001 was USD 75.58 per share.

The market value or the estimated fair value of other investments exclusive of the shareholding in Cephalon was DKK 240 million, including the DKK 111 million investment in Burill Biotechnology Capital Fund K/S at 31 December 2001.

Cash flows

Lundbeck's cash flows from operating activities were DKK 1,704 million in 2001 against DKK 1,153 million in 2000, primarily reflecting an increase in the profit from operations.

Lundbeck's cash flows from investing activities amounted to DKK –2,045 million in 2001 against DKK -983 million in 2000. This result is mainly due to the purchase of Byk Gulden's share of Lundbeck GmbH & Co. and a generally higher level of investment in the expansion of the company's research, development and production capacity. Adjusted for the purchase of Byk Gulden's share of Lundbeck GmbH & Co. the effect of investing activities on the year's cash flows was DKK -1,218 million.

As a result of increased net investments, the free cash flow dropped from DKK 170 million in 2000 to DKK -341 million in 2001.

Cash flow



Cash flow from operating activities
Cash flow from investing activities
Cash flow from operating and investing activities
DKKm
2,000
1,600
1,200
800
400
0
-400
-800
-1,200
-1,600
-2,000
1997
1998
1999
2000
2001

Liquid resources

	2001 DKKm	2000 DKKm
Cash	688	671
Securities	343	832
Interest-bearing debt	(156)	(76)
Interest-bearing net cash	875	1,427
Unutilised credit facilities	2,015	1,401
Liquid resources at 31 December 2001	**2,890**	**2,828**

Cash flows from financing activities amounted to DKK -119 million net, most of which is paid dividend of DKK 197 million and an increase in interest-bearing debt of DKK 80 million.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 875 million at year-end 2001 against DKK 1,427 million at year-end 2000. The fall in interest-bearing net cash in 2001 reflects the fact that the investments comprising the purchase of Byk Gulden's share of the jointly owned company Lundbeck GmbH & Co. and the expansion of the production facility in Seal Sands were financed by liquid funds. In addition to the interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 2.0 billion (DKK 1.4 billion in 2000). Lundbeck's total liquid resources at 31 December 2001 are shown on page 57.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Capital and reserves

At 1 January 2001, capital and reserves amounted to DKK 3,691 million after adjustment for the change in accounting policies in 2001. Capital and reserves increased to DKK 4,742 million in 2001. The movements in capital and reserves are shown below:

Movements in capital and reserves

	DKKm
Capital and reserves 31 December 2000	**3,757**
Adjustment at beginning of the year as a result of implementation of IAS 39:	
Treasury shares	(460)
Obligation relating to share options and share price based plans	375
Gains on foreign currency hedging contracts not recognised as income	66
Tax thereon	(47)
Capital and reserves 1 January 2001	**3,691**
Distribution of dividend for 2000	(197)
Additions 2001 – loss on hedging contracts	(6)
Disposals 2001 – gain on hedged transactions transferred to revenue and the balance sheet	(35)
Proceeds from sale of treasury shares	6
Payments relating to share based plans	(56)
Tax on the year's items of capital and reserves	28
Net profit for the period	1,311
Capital and reserves 31 December 2001	**4,742**

As a result of the implementation of IAS 39, the provision relating to the share option plan and the share price based plan for employees in foreign companies as well as treasury shares at 1 January 2001 has been taken to capital and reserves. Also cash payments made and received for sales of shares and exercised options are now taken to capital and reserves. Unrealised gains/losses on currency hedging are taken to capital and reserves until the hedged transactions are realised.

Of the net profit for the year the Supervisory Board recommends distribution of a dividend of DKK 1.14 per share, or DKK 263 million. Capital and reserves exclusive of the proposed dividend will amount to DKK 4,479 million after the distribution.

The return on equity was 30.9% in 2001 compared to 29.5% in 2000.

Accounting for income from Forest

Income from sales of citalopram and escitalopram to Forest amounted to DKK 1,916 million, or 25% of Lundbeck's total revenue.

The invoiced price is agreed between Forest and Lundbeck at the beginning of each calendar year. The price is calculated on the basis of the expectations for the coming year's development in the elements included in the royalty calculation agreed according to the agreement with Forest. These elements are: Forest's net selling prices, quantities used in sold products, quantities used in samples, quantities wasted during processing, and the various dosage levels of the finished goods.

At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. Any differences between calculated and final prices are settled between Forest and Lundbeck.

According to the agreement with Forest, Lundbeck is guaranteed a minimum price. The guarantee means that in a situation of significant reduction of Forest's net selling price, Lundbeck will be ensured a minimum level of revenue. It also means that, if the sale of Celexa®, and Lexapro™ should be discontinued, Lundbeck will be ensured a minimum income from the materials and products that Forest might have in stock at such time.

Income from sales of citalopram and escitalopram to Forest is recognised as follows:

- Sales of both citalopram and escitalopram are invoiced at the agreed price but it is only the contractual minimum price that is recognised as income at the time of delivery.
- The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayment.
- After the end of each quarter, the final contractual settling price is calculated. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

This means that the inventories of citalopram and escitalopram held by Forest are only included in Lundbeck's revenue at the minimum price.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,041 million at year-end 2001 compared to DKK 829 million at year-end 2000.

Lundbeck follows the movements in Forest's inventories and its net selling price closely, continuously assessing the risk of the price adjustment clause becoming applicable, and repayment consequently required.

There is still not believed to be any risk that the price adjustment clause will be applied, and thus repayment required.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's Management and executives, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies.

Management share option plan
At 31 December 2001, Lundbeck's share option plan comprised 53 executives in Denmark and abroad.

The options are earned by one-third a year over a three-year period. The first portion could be exercised in August 2000. The right to exercise all the granted options expires in September 2004. The exercise price has been fixed at the initial offering price of the shares on 17 June 1999 (DKK 43.75 per share of DKK 5) plus a yield element of 10% per annum.

The company has authorisation to grant 2,000,000 options at DKK 5 each. On 31 December 2001, 1,960,700 options had been granted compared to 1,939,668 at 31 December 2000. In 2001, the number of options granted was 21,032 net. After 362,332 options had been exercised in 2001, corresponding to 33% of the exercisable number, there were 1,334,368 options outstanding at 31 December 2001. The Supervisory Board is not comprised by the share option plan.

In 1999, the company purchased 2,000,000 treasury shares at a total cost of DKK 87.5 million to secure and implement the share option plan. This holding included 1,657,368 shares at 31 December 2001. The company's holding of treasury shares was reduced by 78,632 shares in connection with the exercise of options.

The table on page 60 specifies the incentive plans by group of persons.

Share price based plan for the employees of foreign companies
In 1999, the employees of Lundbeck's foreign companies were offered a share price based plan, which was a reflection of the Danish employee share plan. It was offered according to the same principles as those used for the offering of employee shares in Denmark. For employees employed by the Group throughout the period from 1 September 1999 to 3 January 2005, the plan will trigger an amount calculated as the difference between the special price, DKK 13.13 per share of DKK 5, of the employee shares issued in 1999 and the market price of the shares at 3

Obligations

	Board of Management	Other executives	Options not granted	Total options	Price DKK	Obligation DKKm
Share options for Management and other executives:						
1 January 2001	422,668	1,253,000	60,332	1,736,000	144.92	251.6
Options exercised in 2001	(106,668)	(255,664)	0	(362,332)	144.92	(52.5)
Reclassification	(116,000)	116,000	0	0		
Granted, net		21,032	(21,032)	0		
	200,000	1,134,368	39,300	1,373,668	144.92	199.1
Market value at 31 December 2001				1,373,668	210.66	289.4
Exercise price at 31 December 2001				1,373,668	(66.60)	(91.5)
Obligation at 31 December 2001	**200,000**	**1,134,368**	**39,300**	**1,373,668**	**144.06**	**197.9**
Obligation, employees of foreign companies:						
Market value at 1 January 2001		570,300		570,300	195.42	111.4
Special price		570,300		570,300	(13.13)	(7.5)
Derived social security costs		105,328		105,328	182.29	19.2
Obligation at 1 January 2001		675,628		675,628	182.29	123.1
Market value at 31 December 2001		521,700		521,700	210.66	109.9
Special price		521,700		521,700	13.13	(6.8)
Obligation, employees of foreign companies		521,700		521,700	197.54	103.1
Derived social security costs		90,617		90,617	197.54	17.9
Obligation at 31 December 2001		**612,317**		**612,317**	**197.54**	**121.0**
Obligations, option and foreign plans at 3 December 2001				**1,985,985**		**318.9**

Holding of treasury shares

	No. of shares	Price DKK	Value of treasury shares DKKm
Shares to secure the plan for Management and executives:			
1 January 2001	1,736,000	195.42	339.2
Shares sold	(78,632)	195.42	(15.4)
Value adjustment at market price	1,657,368	15.24	25.3
Shareholding at market price	**1,657,368**	**210.66**	**349.1**
Shares to secure the plan for employees of foreign companies:			
Shares at 1 January 2001 included in balance sheet	617,372	195.42	120.7
Shares at 1 January 2001 taken to capital and reserves	122,628	195.42	24.0
Value adjustment at market price	740,000	15.25	11.3
Shareholding at market price	**740,000**	**210.66**	**156.0**
Holding at 31 December 2001	**2,397,368**	**210.66**	**505.1**

January 2005. The value of the plan at the time of subscription was equivalent to 669,200 shares exclusive of amounts added to cover the social security costs connected with the plan.

To cover the increase in the company's obligations and the associated social security costs connected with the share price based plan, the company purchased 740,000 treasury shares at a total cost of DKK 50.4 million in 1999.

As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs corresponded to 612,317 shares at 31 December 2001.

Accounting for incentive plans
The obligation relating to the plans, calculated as the difference between the special price and the market price of the underlying shares, including amounts added to cover social security costs, is not recorded as a liability in the balance sheet.

The increase per share option in the estimated option obligation and the obligation relating to the foreign employee plan respectively corresponds to an increase of the holding of treasury shares at market price.

The obligation relating to the incentive plans totalled DKK 319 million at 31 December 2001 (DKK 375 million at 31 December 2000). This obligation will entitle the company to a tax deduction at the time of payment equivalent to DKK 55 million (DKK 51 million in 2000), which has not been capitalised at 31 December 2001.

The holding of treasury shares acquired to secure and fulfill the share option plan and to cover the increase in the company's obligations according to the foreign employee plan has been deducted from capital and reserves. The market value at 31 December 2001 was DKK 505 million (DKK 484 million at 31 December 2000). Deferred tax on shares expected to be disposed of within three years of ownership amounts to DKK 36.2 million. No provision has been made in respect of the amount.

Employees

In 2001, the average number of full-time employees totalled 3,560, an increase of 558 compared to 2000. The increase in the number of employees reflects the strong expansion of Lundbeck's sales force in most markets in Europe and in Canada and Australia as well as a general increase as a result of the expansion of the company's research, development and production capacity.

At the end of 2001, the number of full-time employees was 3,939 against 3,180 employees at the end of 2000.

Shareholders
LFI A/S, Vestagervej 17, 2900 Hellerup, which is wholly owned by the Lundbeck Foundation, is the only shareholder which owns more than 5% of the share capital.

Managing financial risks
In 2001, too, Lundbeck experienced a growing cash flow in USD and other non-European currencies. This development is expected to continue so that the Group's income statement and balance sheet will to a greater extent than previously be exposed to various financial risks.

The aim of Lundbeck's financial management is to minimise these financial risks, including foreign currency and interest rate risks in particular.

Bond portfolio and money market deposits
Lundbeck's securities management strategy is designed to ensure the best possible return, having regard to the prudent risk profile chosen by Lundbeck.

To minimise credit risks, Lundbeck invests exclusively in liquid Danish government and mortgage credit bonds. In addition, Lundbeck has only placed money market deposits with banks that have been approved according to the company's internal credit rating policy for banks.

The amount placed in Danish bonds in 2001 averaged DKK 429 million compared to DKK 679 million in 2000. The adjusted maturity of the holding was 1.7 years at 31 December 2001.

The average amount placed in money market deposits in 2001 was DKK 97 million, whereas the corresponding amount for 2000 was DKK 522 million.

The return on the bond portfolio and money market deposits was DKK 33 million in 2001, equal to a yield of 6.3% p.a. Lundbeck's benchmark in 2001 was an external bond portfolio with a maturity of three years. In 2001, the yield on the benchmark portfolio was 5.5% p.a.

The Group's interest rate risk on the bond portfolio was approx. DKK 9 million at 31 December 2001, if interest rates move up 1 percentage point. The interest rate exposure decreased from approx. DKK 36 million at the end of 2000, reflecting the reduction of the portfolio.

The company's cash and cash equivalents at 31 December 2001 were DKK 1,031 million against DKK 1,503 million at the end of 2000.

Borrowing portfolio
Lundbeck has a variety of credit facilities and committed loan facilities which are reviewed continuously and which, in combination with the company's cash and cash equivalents and bond portfolio, constitute Lundbeck's short-term financial resources.

In 2001, the Group's borrowings fluctuated as a result of the substantial investments in Byk Gulden's share of Lundbeck GmbH & Co. and in the expansion of the production capacity in Seal Sands. In 2001, repo transactions were entered into in respect of the company's bond holding. Borrowings at the end of 2001 amounted to DKK 156 million compared to DKK 76 million at the end of 2000.

The nominal outstanding debt was DKK 155 million; and the market value of the loan at 31 December 2001 was DKK 156 million. The difference is recognised in the income statement.

In 2001, Lundbeck supplemented its guaranteed committed loan facility with a non-terminable 364-day credit facility of DKK 500 million in addition to the existing committed mortgage loan facility of DKK 346 million, i.e. DKK 295 million for 20-year loans and DKK 51 million for 10-year loans, as well as an unsecured committed loan facility of DKK 750 million for a 9-year term, non-terminable by the lender.

Foreign currency risks
The foreign currency management is handled centrally by the parent. The company aims to hedge the Group's anticipated cash flows for any future 12-month period.

Currency management focuses on risk minimisation and is carried out in conformity with the foreign currency policy approved by the Supervisory Board. The hedging consist partly of a fixed minimum hedge and partly of a variable part. The fixed part is hedged by forward contracts classified as hedging instruments and meeting the accounting criteria for hedging future cash flows. Changes in the fair value of these contracts are taken to capital and reserves as they arise and – on realisation of the hedged cash flow – transferred from capital and reserves for inclusion in the same item as the hedged cash flow.

The variable part, which is hedged partly by forward contracts and partly by option contracts, is used to hedge the remaining foreign currency risks in the short term. These contracts are not classified as hedging contracts, and changes in the fair

Currency index


Index 1988 = 100
120
115
110
105
100
95
90
Jan 88
Dec 88
Dec 89
Dec 90
Dec 91
Dec 92
Dec 93
Dec 94
Dec 95
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01

value are recorded as financial items as they arise.

The company's USD income derives primarily from sales invoiced to Forest. According to the Group's accounting policies, the guaranteed minimum price is recognised as income at the time of invoicing, and the excess amount is recorded in the balance sheet as prepayment. The prepayment and any settlements of balances are recognised as income as Forest resells the products.

Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprise minimum price and settlements of balances are included in revenue when they are realised and recognised as income. Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprise prepayment are included in the balance sheet together with the prepayment and subsequently included in the income statement when the prepayment is recognised as income.

Due to the company's continuous hedging of net currency flows, a falling exchange rate will not affect the company in the short term. Conversely, the company will not benefit fully from a rising exchange rate in the short term, either.

At the end of 2001, approx. 90% of the Group's budgeted net currency flows for 2002 had been hedged by forward and option contracts, including the trading portion.

The foreign currency composition of the revenue of H. Lundbeck A/S and Danish subsidiaries continues to change. The charts below show that the companies' cash inflows of USD and other non-European currencies totalled 55% in 2001. In 2000, the corresponding rate was 53%. The exposure in USD has grown as a result of the continued success in the US market.

In 2001, the Lundbeck currency index, which reflects Lundbeck's long-term competitive power, rose 3.8%. This gain is due primarily to USD. The currency index is calculated as the reciprocal DKK rate index, weighted with the expected revenue shares of Lundbeck's subsidiaries and business partners. The index is rebalanced on an annual basis to reflect changes in the currency composition of the revenue.

The changes in the index figures shown by the graph on page 62 are an approximated illustration of how much the revenue would have been affected by exchange rate changes if no currency hedging had taken place.

Currency inflows realised in 2001


EUR
Other European currencies
USD and other non-European currencies
22%
23%
55%

Currency inflows realised in 2000


EUR
Other European currencies
USD and other non-European currencies
21%
26%
53%

ACCOUNTING POLICIES

General

The parent financial statements and the consolidated financial statements have been prepared in accordance with the Danish Company Accounts Act, current International Accounting Standards (IAS) and the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements have been presented in accordance with the IAS standards and interpretations applicable to the financial year 2001.

To facilitate the reading of the financial statements, some of the information required by IAS has been included in the financial review which in this context is regarded as an integral part of the parent financial statements and the consolidated financial statements.

Changes in accounting policies
The international accounting standard IAS 39 has been implemented with effect from 1 January 2001.

The implementation of IAS 39 means that treasury shares acquired to secure and fulfill the share option plans and other share price based plans are no longer included in the balance sheet as assets but deducted from capital and reserves. Likewise, obligations under share option plans and other share price based plans are no longer included in the balance sheet as provisions but are added to capital and reserves. In future, payments under these plans will be recognised under capital and reserves at the time of exercise.

Another effect of the implementation of IAS 39 is that income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to capital and reserves and – on realisation of the hedged item – transferred from capital and reserves for inclusion in the same item as the hedged item. Under the previous accounting policy deferred income and expenses were recorded in the balance sheet until realisation of the hedged item.

The policy changes affect the profit for the year before tax by DKK -6 million and DKK 17 million after tax. Furthermore, capital and reserves as at 31 December 2001 have been reduced by DKK 101 million.

In accordance with IAS 39, the comparative figures are not restated.

Accounting policies in general
Apart from what is set out above, the accounting policies applied are consistent with those of last year. The description of accounting policies has been adapted to reflect the above changes.

In 2001, the classification of the company's foreign currency hedging contracts was changed. In future, some of the contracts will be used to hedge foreign currency risks in the short term and they will therefore be classified as trading contracts.

Income and expenses attributable to changes in the fair value of trading contracts are included in the income statement under financial items as they arise.

In addition, some linguistic amendments have been made in the description, which has also been made more clear on some points. However, these changes cannot be regarded as policy changes.

Consolidation

The consolidated financial statements comprise H. Lundbeck A/S (the parent) and companies (subsidiaries) controlled by the parent. Control is achieved where the parent directly or indirectly holds more than 50% of the voting rights or is otherwise able to exercise or actually exercises control.

The consolidated financial statements are prepared on the basis of the financial statements of the parent and the subsidiaries, which are all prepared in accordance with the Group's accounting policies. The consolidated financial statements are prepared by combining like items and eliminating intercompany income and expenses, intercompany investments, balances and dividends as well as unrealised gains and losses on transactions between the consolidated companies. Account is taken of the tax effect of these eliminations.

In the consolidated financial statements, the carrying amount of the parent's investments in the subsidiaries has been offset against the parent's share of the net asset value at the time of acquisition, calculated at the fair value of assets and liabilities. If cost exceeds the share of the net asset value thus calculated, the difference is shown as goodwill in the balance sheet. Goodwill is amortised systematically through the income statement based on an individual assessment of the economic life of the asset, however with a maximum of 20 years.

Newly acquired subsidiaries are included in the income statement from the date of acquisition. Subsidiaries sold or discontinued are included up to the time of sale or discontinuation. Comparative figures are not restated for subsidiaries newly acquired or sold/discontinued.

Minority interests' proportionate share of the subsidiaries' results and capital and reserves is identified and presented separately in the statement of the Group's result and capital and reserves.

Foreign currencies

Transactions denominated in foreign currencies are initially translated at standard rates which essentially reflect the exchange rates at the transaction date. Exchange differences arising between the rate at the transaction date and the rate at the date of payment are included in the income statement as financial items.

Balances denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Valuation changes arising from changed exchange rates are included in the income statement as financial items.

Non-monetary assets acquired in foreign currencies, including goodwill, are translated at the exchange rates at the time of acquisition.

All foreign subsidiaries are regarded as integral entities, which means that the transactions are dealt with as if they had been executed in the parent. For consolidation purposes, the financial statements of foreign subsidiaries are translated according to the temporal method. An adapted temporal method is used if the number of non-monetary items in the company is small.

Income statements are translated at the average exchange rates during the year, which essentially reflect the exchange rates at the transaction date. Exchange differences arising from the translation of both the balance sheets and the income statements of the foreign entities are included in the Group's income statement as financial items.

Derivative financial instruments

Forward contracts and other derivative financial instruments are initially carried at cost in the balance sheet while subsequent valuations are made at fair value. Positive and negative fair values are included in other receivables and other payables respectively.

Changes in the fair value of derivative financial instruments which are not classified as hedging instruments and which do not meet the criteria for treatment as hedging instruments are included in the income statement under financial items as the changes arise.

Changes in the fair value of derivative financial instruments classified as hedging instruments and meeting the criteria for hedging future cash flows are taken directly to capital and reserves. Income and expenses relating to such hedging transactions are transferred from capital and reserves when the hedged instruments are realised and included in the same item as the hedged item.

Changes in the fair value of financial instruments classified as hedging instruments and meeting the criteria for hedging assets or liabilities denominated in foreign currencies are included in the income statement together with exchange differences arising from these items.

Segment information

The company is only engaged in the business segment "Drugs for Treatment of Illnesses in the Field of CNS". Revenue, segment assets and additions to tangible and intangible segment assets are disclosed within the secondary geographical segments.

Income statement

Revenue
Revenue comprises invoiced sales for the year less returned goods and sales taxes consisting mainly of value added taxes and foreign drug taxes.

Sales subject to a price adjustment clause are recognised as income at the time of delivery at the guaranteed minimum price. The balance of the invoiced price is recorded in the balance sheet as prepayment and recognised as income when the price has been finally determined. The price is finally determined as the product is resold by the customer.

Moreover, revenue includes licence income and royalties from outlicensed products as well as non-refundable down-payments and payments relating to research cooperation from business partners.

Production costs
Production costs comprise the cost of goods sold. The cost includes the cost

of raw materials, consumables and goods for resale, direct labour and production overheads, including the cost of operating and depreciating manufacturing facilities. Production costs moreover include costs in connection with quality certification of sold products and any writedown to net realisable value of unsaleable and slow moving items.

Distribution costs
Distribution costs comprise costs relating to distribution and sales of the Group's products, including direct distribution and marketing costs, salaries etc for the sales and marketing functions, as well as depreciation and other indirect costs.

Administrative expenses
Administrative expenses comprise salaries etc of the management and the administrative functions, office expenses as well as depreciation and other indirect costs.

Research and development costs
Research and development costs comprise costs attributable to the Group's research and development functions, including wages and salaries, depreciation and other indirect costs as well as research cooperation, including in-licensing.

Research costs are always recognised as an expense in the income statement as they are incurred.

Development costs are capitalised if the criteria for capitalising development costs in the balance sheet are deemed to have been met and there is found to be sufficient certainty that future earnings will cover development costs. In the opinion of the Group, development costs should not normally be capitalised until the development of the product has been completed and all the necessary public registration and marketing approvals have been obtained. Otherwise, development costs will be recognised as an expense in the income statement as they are incurred.

Government loans and grants
Forgivable State development loans are recognised as income in the income statement as the research and development costs relating to the project are incurred provided that these costs are recognised as an expense in the income statement.

In the event of repayment, the repayments including interest are recognised as an expense in the income statement as the related income is recognised as income.

If the related development costs are capitalised in the balance sheet, the development loan will be shown in the balance sheet and recognised as income as the development costs are written off.

Other operating income and expenses
Other operating income and expenses comprise, among other things, gains on sales of rights.

Financial items
Financial items include interest income and expenses, which are included in the income statement at the amounts relating to the financial year. In addition, financial items include value adjustments of financial assets and realised and unrealised gains and losses on securities, items denominated in foreign currencies as well as forward contracts and other derivative financial instruments not used for hedging purposes according to the hedge accounting principle.

Costs in connection with the raising of loans are recognised in the income statement at the time of the raising of the loan.

Extraordinary items
Extraordinary items include significant income or expenses from events or transactions that are clearly distinct from the ordinary activities of the Group.

Tax

The parent is jointly taxed with the Danish and some of the foreign subsidiaries. The tax payable computed on the joint taxation income is included in the parent's income statement in accordance with the modified parent company method. The jointly taxed Danish companies are included in the Danish provisional tax scheme.

The total income tax expense comprises current tax and the year's change in deferred tax. Additions, deductions and allowances relating to the Danish provisional tax scheme are included in current tax. The total income tax expense is attributable to the profits or losses from ordinary and extraordinary activities. Current tax comprises tax payable calculated on the basis of the expected taxable income for the year and any adjustment of tax payable for previous years.

Provision is made for deferred tax according to the balance sheet liability method on all temporary differences between valuations as stated in the financial statements and as stated in the tax base, with the exception of differences relating to investments in subsidiaries and goodwill which is not deductible for tax purposes.

Deferred tax on investments is provided depending on the company's intention of holding them.

The tax value of losses expected to be available for set-off against future taxable income is set off against the deferred tax within the same legal tax entities and jurisdiction. Any deferred tax assets (net) are included as assets when it is probable that they can reduce tax payments in the coming years.

Deferred tax is calculated on the basis of the current tax rules and tax rates in the respective countries, and the effect on deferred tax of any changes in tax rates is included in the income statement.

Further, provision is made for deferred tax on reversal of tax benefit arising from losses in jointly taxed foreign subsidiaries to the extent that this tax liability is expected to arise on the disposal of the assets or because of withdrawal from the Danish joint taxation scheme.

Tax on items of capital and reserves relating to deferred income and expenses in connection with financial instruments, treasury shares as well as payments under share option plans and other share price based plans are taken to capital and reserves.

Deferred tax on investments in subsidiaries is not recognised because the intention is to hold the shares for more than three years so that no tax is expected to arise on any disposal. The calculations are moreover found to have limited information value for readers.

Balance sheet

Intangible assets

Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Costs relating to intangible assets manufactured by the company, including development costs, are capitalised if the criteria for capitalising the costs are deemed to have been met. Otherwise, they are recognised as an expense in the income statement as they are incurred.

Goodwill is amortised on a straight-line basis through the income statement based on an individual assessment of the economic life of the asset, normally however with a maximum of 20 years.

Product rights are amortised on a straight-line basis over the lives of the underlying products, however with a maximum of 20 years.

Other rights are amortised on a straight-line basis over the lives of the rights, however with a maximum of 20 years.

Leasehold improvements are amortised on a straight-line basis over the term of the lease, however with a maximum of 10 years.

Tangible assets

Tangible assets are carried at cost less accumulated depreciation and accumulated impairment losses.

The cost of new buildings and erection by the company of its own technical installations and machinery includes the cost of materials, direct labour and a share of indirect costs. Interest relating to tangible assets during the period of building and erection is not capitalised.

Tangible assets are depreciated on a straight-line basis over the expected useful lives of the assets, which are expected to be as follows:

Buildings:	30 years
Installations:	10 years
Plant and machinery:	3-10 years
Other fixtures and fittings, tools and equipment:	3-10 years

Acquisitions at a cost not exceeding DKK 50,000 per unit are recognised as an expense in the income statement in the year of acquisition.

Gains or losses on the disposal or scrapping of tangible assets are calculated as the difference between the carrying amount and the selling price reduced by dismantling and sales costs. Gains and losses are included in the income statement under the same items as the associated depreciation.

Impairment losses

The carrying amount of both intangible and tangible assets is analysed in connection with the preparation of the financial statements. If future expected net income from the asset is lower than the carrying amount, the carrying amount will be reduced to the higher of net realisable value and recoverable amount. Impairment losses are recognised in the income statement under the same items as the associated depreciation.

Goodwill is amortised through the income statement in those cases where the carrying amount exceeds the future net income expected from the business to which the goodwill relates.

Financial assets
Investments in subsidiaries are recognised in the parent's financial statements according to the equity method. This means that the investments are included in the balance sheet at the parent's proportionate share of the subsidiaries' net asset value plus goodwill. The parent's share of the subsidiaries' results after deduction of unrealised intercompany gains and losses and after deduction of write-off on goodwill is shown in the parent's income statement as income from investments in subsidiaries before tax and as income tax expense respectively.

Subsidiaries with a negative net asset value are carried at DKK 0, and any receivables from these subsidiaries are written down by the parent's share of the negative net asset value to the extent the receivable is found to be uncollectible. If the negative net asset value exceeds the receivable, the balance of the amount will be included under provisions to the extent the parent has a legal or actual obligation to cover the subsidiary's negative balance.

Revaluation of investments in subsidiaries is taken to the reserve for net revaluation by the equity method under capital and reserves.

Other investments are carried at the market price or estimated fair value at the balance sheet date. Both realised and unrealised gains and losses are included in the income statement as financial items.

Other receivables with a fixed maturity are carried at amortised cost less impairment losses as a result of significant diminution in value. Other receivables without a fixed maturity are carried at cost.

Inventories
Raw materials, packaging and goods for resale are carried at the latest known cost at the balance sheet date, which approximates cost computed according to the FIFO principle.

Work in progress and goods produced by the company are carried at cost, i.e. the cost of materials, direct labour and a share of production overheads, including the cost of operating and depreciating manufacturing facilities.

Writedown to net realisable value is made if it is lower than cost.

Receivables
Short-duration receivables arising in the Group's normal course of business are carried at nominal value less impairment losses to counter the risk of loss calculated on the basis of an individual evaluation.

Treasury shares
Cost and selling prices as well as dividends on treasury shares are taken directly to accumulated profits under capital and reserves, and gains and losses on sales are therefore not included in the income statement.

Other securities
Other securities shown as current assets are carried at the market price at the balance sheet date. Both realised and unrealised gains and losses are included in the income statement under financial items.

Liabilities
Mortgage debt and other liabilities where there is a difference between the nominal value and the market value are carried at amortised cost unless the liabilities are included in the short-term financial liquidity and valued at the market price at the balance sheet date or any other market value. Other liabilities are also carried at amortised cost.

Retirement benefit obligations
The Group has entered into retirement benefit agreements and similar agreements with most of the Group's employees.

Periodical payments to defined contribution plans are included in the income statement at the due date and any contributions payable are included in the balance sheet under other payables.

The present value of the Group's obligations relating to future retirement benefit payments according to defined benefit plans is calculated on an actuarial basis at intervals of not more than three years on the basis of the pensionable period of employment up to the time of the actuarial valuation. Actuarial gains and losses are included in the income statement as they are calculated.

Provision is made in the balance sheet for the present value of plans which are not funded.

The present value of the obligation according to defined benefit plans which are funded in independent pension funds is calculated less the fair value of the plan assets, and any net obligation is included as a provision in the balance sheet. If the calculation shows a net asset, that asset will be included in the balance sheet.

The year's changes in the provisions relating to defined benefit plans are included in the income statement.

Obligations relating to the Management share option plan and other employee plans
Obligations relating to share option plans and other share price based plans are not included in the balance sheet. Payments under these plans are taken to capital and reserves.

Guarantee obligations
Provision is made to cover return obligations imposed on the industry when these are found to have a material effect on the financial statements.

Cash flow statement

The consolidated cash flow statement is presented according to the indirect method and shows the composition of the Group's cash flows, divided into operating, investing and financing activities respectively and the Group's cash and cash equivalents at the beginning and the end of the year.

In the case of acquisitions and disposals of subsidiaries, only the cash flow for the period during which the subsidiaries belonged to the Group is included.

Cash flows from operating activities are calculated as the Group's result before financial items adjusted for non-cash operating items, working capital changes, financial items and extraordinary items paid and income taxes paid.

Cash flows from investing activities include payments in connection with purchases and sales of non-current assets, including investments in companies.

Cash flows from financing activities include payments to and from shareholders and the raising of and repayments on mortgage debt and other non-current liabilities.

Cash and cash equivalents include cash on hand, demand deposits and securities shown as current assets in the balance sheet. These securities are mainly Danish listed bonds. Despite the fact that they involve a risk of price changes, these bonds are included in cash because they actually function as cash due to the special liquid nature of the Danish stock market.

Cash flows denominated in foreign currencies, including cash flows in foreign subsidiaries, are translated at the average exchange rates during the year, which essentially reflect the rates at the date of payment. Cash at year-end is translated at the rates at the balance sheet date, and the effect of exchange rate changes on cash is shown as a separate item in the cash flow statement.

INCOME STATEMENT

for the year ended 31 December 2001

PARENT 2000 DKKm	PARENT 2001 DKKm		Notes	GROUP 2001 DKKm	GROUP 2000 DKKm
4,048.8	5,391.7	Revenue	1,20	7,655.5	5,622.7
1,027.7	1,129.6	Production costs	2,3	1,369.6	1,116.4
444.1	625.1	Distribution costs	2,3	1,911.6	1,278.3
381.3	495.2	Administrative expenses	2-4	995.3	784.1
2,195.7	**3,141.8**	**Profit before research and development costs**		**3,379.0**	**2,443.9**
1,407.3	1,526.7	Research and development costs	2,3	1,540.6	1,415.5
788.4	**1,615.1**	**Profit before other operating items**		**1,838.4**	**1,028.4**
6.5	8.4	Other operating income		22.0	19.4
21.6	18.5	Other operating expenses		34.5	43.8
773.3	**1,605.0**	**Profit from operations**		**1,825.9**	**1,004.0**
232.3	194.9	Income from investments in subsidiaries before tax	6,8	-	-
373.2	93.0	Finance income, net	5	78.9	386.2
1,378.8	**1,892.9**	**Profit before tax**		**1,904.8**	**1,390.2**
394.0	581.5	Income tax expense	6	581.5	394.0
984.8	**1,311.4**	**Profit after tax**		**1,323.3**	**996.2**
-	-	Minority interest		11.9	11.4
984.8	**1,311.4**	**Net profit for the year**		**1,311.4**	**984.8**
		Which is proposed to be distributed as follows:			
(53.2)	112.0	Transfer to "Reserve for net revaluation by the equity method"		-	-
1,038.0	1,199.4	Transfer to distributable reserves		1,311.4	984.8
984.8	**1,311.4**			**1,311.4**	**984.8**

MOVEMENTS IN CAPITAL AND RESERVES

PARENT 2000 DKKm	PARENT 2001 DKKm		Notes	GROUP 2001 DKKm	GROUP 2000 DKKm
2,902.7	3,757.3	Capital and reserves at 1.1.		3,757.3	2,902.7
8.5	-	Effect of accounting policy changes in 2000		-	8.5
-	(66.1)	Effect of accounting policy changes in 2001		(66.1)	-
2,911.2	3,691.2	Adjusted capital and reserves at 1.1.		3,691.2	2,911.2
(129.6)	(197.2)	Distribution of dividend		(197.2)	(129.6)
(9.1)	6.2	Proceeds from sales and adjustments of treasury shares	11	6.2	(9.1)
-	(41.2)	Additions and disposals of exchange differences; forward exchange contracts	18	(41.2)	-
-	(56.2)	Payment under share based plans	2	(56.2)	-
-	27.0	Tax on items of capital and reserves for the period		27.4	-
-	0.4	Items of capital and reserves in subsidiaries		-	-
787.6	1,048.4	Profit for the year less proposed dividend		1,048.4	787.6
197.2	263.0	Proposed dividend for the financial year		263.0	197.2
3,757.3	**4,741.6**	**Capital and reserves at 31.12.**		**4,741.6**	**3,757.3**
		Earnings per share (EPS) (DKK)		5.63	4.22
		Proposed dividend per share (DKK)		1.14	0.86

BALANCE SHEET AT 31 DECEMBER 2001

ASSETS

PARENT 2000 DKKm	PARENT 2001 DKKm		Notes	GROUP 2001 DKKm	GROUP 2000 DKKm
15.8	11.8	Goodwill		747.7	179.6
19.4	75.7	Product rights		126.3	19.4
-	-	Other rights		99.5	7.8
50.7	73.0	Leasehold improvements		106.4	70.3
85.9	**160.5**	**Intangible assets**	7	**1,079.9**	**277.1**
870.8	933.6	Land and buildings		979.4	912.2
264.8	268.5	Plant and machinery		373.4	368.0
178.5	221.0	Other fixtures and fittings, tools and equipment		272.6	214.6
175.0	407.3	Assets under construction		952.1	328.8
1,489.1	**1,830.4**	**Tangible assets**	7	**2,577.5**	**1,823.6**
613.5	1,538.6	Investments in subsidiaries	8	-	-
387.2	741.6	Receivables from subsidiaries	9	-	-
622.7	872.5	Other investments	9	875.0	622.8
5.3	7.7	Other receivables	9	13.7	10.8
52.1	27.8	Value of deferred tax assets	14	89.0	118.5
1,680.8	**3,188.2**	**Financial assets**		**977.7**	**752.1**
3,255.8	**5,179.1**	**Total non-current assets**		**4,635.1**	**2,852.8**
138.3	264.3	Raw materials and consumables		291.5	139.4
155.4	168.5	Work in progress		177.6	165.0
90.0	132.0	Finished goods and goods for resale		214.2	183.6
383.7	**564.8**	**Inventories**	10	**683.3**	**488.0**
255.2	246.5	Trade receivables		1,268.4	1,148.2
235.6	328.2	Receivables from subsidiaries		-	-
5.6	113.7	Current income taxes receivable		128.3	16.0
169.6	73.0	Other receivables		159.9	249.4
37.9	26.7	Prepayments		59.5	65.4
703.9	**788.1**	**Receivables**		**1,616.1**	**1,479.0**
459.9	-	Treasury shares	11	-	459.9
832.0	343.3	Other securities	24	343.3	832.0
1,291.9	**343.3**	**Securities**		**343.3**	**1,291.9**
474.5	**443.3**	**Cash**	24	**688.1**	**670.9**
2,854.0	**2,139.5**	**Total current assets**		**3,330.8**	**3,929.8**
6,109.8	**7,318.6**	**Total assets**		**7,965.9**	**6,782.6**

BALANCE SHEET AT 31 DECEMBER 2001

LIABILITIES

PARENT 2000 DKKm	PARENT 2001 DKKm		Notes	GROUP 2001 DKKm	GROUP 2000 DKKm
1,165.5	1,165.5	Share capital		1,165.5	1,165.5
448.2	-	Share premium		-	448.2
216.7	328.6	Reserve for net revaluation by the equity method		-	-
459.9	-	Reserve for treasury shares		-	459.9
1,269.8	2,984.5	Accumulated profits less proposed dividend		3,313.1	1,486.5
197.2	263.0	Proposed dividend for the financial year		263.0	197.2
3,757.3	**4,741.6**	**Capital and reserves**	12	**4,741.6**	**3,757.3**
-	-	**Minority interest**		**5.5**	**25.3**
-	-	Retirement benefit obligations	13	82.9	87.3
-	-	Deferred tax liabilities	14	58.2	39.1
277.6	-	Other provisions		-	374.7
277.6	-	**Provisions**		**141.1**	**501.1**
22.7	20.9	Mortgage debt		51.0	62.7
237.3	233.4	Payables to subsidiaries		-	-
260.0	**254.3**	**Non-current liabilities**	15	**51.0**	**62.7**
4.0	59.3	Bank debt		94.4	4.9
2.1	2.1	Mortgage debt		10.7	8.5
404.8	819.9	Trade payables		1,053.0	563.4
63.1	228.7	Payables to subsidiaries		-	-
-	-	Income tax		46.2	61.0
145.2	71.8	VAT, taxes and holiday pay commitments		261.4	292.9
334.4	66.4	Other payables		486.5	635.6
828.8	1,041.1	Prepayments from Forest		1,041.1	828.8
32.5	33.4	Deferred income		33.4	32.5
-	-	Share profit to minority interest		-	8.6
1,814.9	**2,322.7**	**Current liabilities**		**3,026.7**	**2,436.2**
2,074.9	**2,577.0**	**Total liabilities**		**3,077.7**	**2,498.9**
6,109.8	**7,318.6**	**Total capital and reserves and liabilities**		**7,965.9**	**6,782.6**
		Contractual obligations	16		
		Contingent liabilities	17		
		Financial instruments	18		
		Related parties	19		
		Segment information	20		

CASH FLOW STATEMENT

for the year ended 31 December 2001

	Notes	GROUP 2001 DKKm	2000 DKKm
Profit from operations		1,825.9	1,004.0
Adjustments	21	251.4	189.7
Working capital changes	22	284.1	455.4
Cash flows from operating activities before finance income, net		**2,361.4**	**1,649.1**
Interest and other similar income received		102.8	165.0
Interest and other similar expenses paid		(80.3)	(38.9)
Cash flows from ordinary activities		**2,383.9**	**1,775.2**
Current income taxes paid		(679.9)	(622.2)
Cash flows from operating activities		**1,704.0**	**1,153.0**
Acquisitions of companies	23	(886.8)	(216.4)
Investments, tangible/intangible assets		(1,026.6)	(694.9)
Sales of assets		8.6	15.5
Investments, financial assets		(140.4)	(87.4)
Cash flows from investing activities		**(2,045.2)**	**(983.2)**
Cash flows from operating and investing activities		**(341.2)**	**169.8**
Loan proceeds		89.3	4.2
Repayments of borrowings		(8.5)	(25.4)
Sales/(purchases) of treasury shares		6.2	30.4
Shares of profit distributed to minority interests		(8.6)	-
Dividend paid in the financial year		(197.2)	(129.6)
Cash flows from financing activities		**(118.8)**	**(120.4)**
Increase/(decrease) in cash and cash equivalents		**(460.0)**	**49.4**
Cash and cash equivalents at 1.1.		1,502.9	1,439.1
Unrealised exchange rate changes for the year		(11.5)	14.4
Increase/(decrease) for the year		(460.0)	49.4
Cash and cash equivalents at 31.12.	24	**1,031.4**	**1,502.9**
Interest-bearing net cash is composed as follows :			
Cash and cash equivalents		1,031.4	1,502.9
Interest-bearing debt		(156.1)	(76.1)
Interest-bearing net cash at 31.12.		**875.3**	**1,426.8**

SIGNATURES

Statement of the Supervisory Board and the Board of Management

The Supervisory Board and the Board of Management have today considered and adopted the annual report, the consolidated financial statements and the parent financial statements for 2001. The annual report, the consolidated financial statements and the parent financial statements have been presented in accordance with current accounting provisions, including the Copenhagen Stock Exchange's accounting requirements. In our opinion, the accounting policies elected are appropriate and the financial statements give a true and fair view. We recommend that the Annual General Meeting adopt the annual report, the consolidated financial statements and the parent financial statements.

The Board of Management

Copenhagen, 5 March 2002

Erik Sprunk-Jansen President	Claus Bræstrup Executive Vice President	Hans Henrik Munch-Jensen Senior Vice President Corporate Finance & Communication

The Supervisory Board

Arne V, Jensen Chairman	Lars Bruhn Vice-Chairman	Bent Jakobsen
Peter Kürstein	Flemming Lindeløv	Sven Dyrløv Madsen
Birgit Bundgaard Rosenmeier Elected by employees	Jan Gottliebsen Elected by employees	Torben Skarsfeldt Elected by employees

Auditors' report

We have audited the consolidated financial statements and the parent financial statements of H. Lundbeck A/S for 2001 presented by the Supervisory Board and the Board of Management.

Basis of opinion

We have planned and conducted our audit in accordance with generally accepted auditing standards as applied in Denmark to obtain reasonable assurance that the financial statements are free from material misstatements. Based on an evaluation of materiality and risk, we have tested the basis and documentation for the amounts and disclosures in the financial statements. Our audit includes an assessment of the accounting policies applied and the accounting estimates made by the Supervisory Board and the Board of Management. In addition, we have evaluated the overall adequacy of the presentation in the financial statements.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the financial statements have been presented in accordance with international accounting standards and the accounting provisions of Danish legislation and give a true and fair view of the Group's and the parent's assets and liabilities, financial position and profit for the year.

Copenhagen, 5 March 2002

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab

Grothen & Perregaard
Statsautoriseret Revisionsaktieselskab

Stig Enevoldsen State Authorised Public Accountant	Carsten Vaarby State Authorised Public Accountant	Jørgen Frank Jakobsen State Authorised Public Accountant	Ole Fabricius State Authorised Public Accountant

1. Revenue

PARENT 2000 DKKm	PARENT 2001 DKKm		GROUP 2001 DKKm	GROUP 2000 DKKm
295.6	335.3	Denmark	192.0	167.5
2,304.7	2,709.6	Rest of Europe	4,522.0	3,658.3
1,167.3	1,968.3	USA*	1,968.3	1,167.3
281.2	378.5	Rest of world	973.2	629.6
4,048.8	**5,391.7**	**Total**	**7,655.5**	**5,622.7**
		Including:		
12.8	55.4	Payments towards shared research	55.4	12.8
301.7	492.1	Royalty	495.5	304.1

* Revenue in the USA is invoiced via Ireland.

2. Staff costs

Wages and salaries etc:

PARENT 2000 DKKm	PARENT 2001 DKKm		GROUP 2001 DKKm	GROUP 2000 DKKm
568.6	659.7	Wages and salaries	1,315.6	1,141.0
47.1	56.2	Contribution to retirement benefit plans	69.0	95.1
7.5	11.7	Other social security costs	144.1	114.3
623.2	**727.6**	**Total**	**1,528.7**	**1,350.4**
		The year's staff costs are analysed as follows:		
259.2	291.3	Production costs	357.4	297.6
5.2	5.9	Distribution costs	473.5	411.1
119.2	149.3	Administrative expenses	359.7	347.3
239.6	281.1	Research and development costs	338.1	294.4
623.2	**727.6**	**Total**	**1,528.7**	**1,350.4**

Supervisory Board and Board of Management:
The total remuneration of the parent's Supervisory Board for the 2001 financial year amounted to DKK 2.4 million (DKK 2.4 million in 2000). The total remuneration of the Board of Management for the 2001 financial year amounted to DKK 6.9 million (DKK 8.5 million in 2000). The contracts of the Board of Management do not contain any provisions concerning severance pay plans.

Incentive plans
The following figures have been restated to reflect the split of the share from DKK 20 nominally per share to DKK 5 nominally per share in 2001.

Management share option plan
In 1999, the company introduced a share option plan for Management and executives and a share price based plan for the employees of its foreign companies. Management and executives, 45 in total, received 1,881,332 share options in 1999, of which 440,000 share options were granted to the then Board of Management. The share options are earned by one-third a year over a three-year period and may be exercised successively in the period from August 2000 to September 2004. The exercise price is DKK 43.75 (the offering price at 17 June 1999) + 10% p.a.

In 2000, the company granted an additional 123,000 share options to Management and executives within the approved framework. The options were mainly granted in connection with the reorganisation of the management in November 2000. After this altogether 46 persons were covered by the plan. A total of 264,000 share options were exercised in 2000.

2. Staff costs - continued

In 2001, the company granted an additional 84,000 share options to Management and executives within the approved framework. The share options were granted in connection with appointments of executives in Denmark and abroad. After this altogether 53 persons are covered by the plan. A total of 362,332 share options were exercised in 2001.

Share price based plan for employees in foreign companies

In 1999, the employees of foreign companies received a share price based plan, according to which employees employed by the Group's foreign companies throughout the period 1 September 1999 - 3 January 2005 will receive a cash amount. The size of the amount depends on how much the price of the Lundbeck share at 3 January 2005 exceeds DKK 13.13 per share (equal to the special price of the Danish employee share plan). The share price based plan for employees of foreign companies cannot be converted into shares because the value of the plan will be distributed as a cash amount.

Disposals for the year relating to the share price based plan for employees of foreign companies were 48,600 shares and were due to resignations.

	Share options for Board of Management Number	Share options for executives Number	Total Number	Exercise price per option DKK	Market value per option* DKK	Share price based plan for employees of foreign companies Number
Granted in 1999	440,000	1,441,332	1,881,332			669,200
Granted at 31.12.1999	440,000	1,441,332	1,881,332	46.06	33.27	669,200
Granted in 2000	-	123,000	123,000			-
Options exercised in 2000	(17,332)	(246,668)	(264,000)			-
Disposals in 2000	-	(64,664)	(64,664)			(98,900)
Granted at 31.12.2000	422,668	1,253,000	1,675,668	53.07	142.57	570,300
Granted in 2001	-	84,000	84,000			-
Reclassification **	(116,000)	116,000	0			-
Options exercised in 2001	(106,668)	(255,664)	(362,332)			-
Disposals in 2001	-	(62,968)	(62,968)			(48,600)
Granted at 31.12.2001	200,000	1,134,368	1,334,368	66.60	146.14	521,700

*) The estimated market value per option is based on the Black-Schole model for valuation of options. The calculation is based on volatilities between 20% and 40%, a dividend rate of 1% and a risk-free interest rate of 4%.

**) In 2001, a resigned member of the Board of Management was transferred to other executives.

The share options carry no dividend entitlement or voting rights.

Both plans are secured by the company's holding of treasury shares. In 2001, the obligation relating to the plan was reduced by DKK 55.9 million to DKK 318.9 million. Payments relating to exercised options amounted to DKK 56.2 million in 2001 and were taken to capital and reserves.

2. Staff costs - continued

Employees information:

PARENT			GROUP	
2000 DKKm	2001 DKKm		2001 DKKm	2000 DKKm
1,525	1,721	Average number of full-time employees in the financial year	3,560	3,002
		Number of full-time employees at 31.12.2001:		
1,606	1,837	In Denmark	1,880	1,656
-	-	Abroad	2,059	1,524
1,606	**1,837**	**Total**	**3,939**	**3,180**

3. Depreciation and amortisation

PARENT			GROUP	
2000 DKKm	2001 DKKm		2001 DKKm	2000 DKKm
		Depreciation and amortisation in the year are analysed as follows:		
77.1	97.4	Production costs	134.5	93.4
-	-	Distribution costs	12.2	7.4
27.3	43.4	Administrative expenses	116.8	39.3
39.4	51.5	Research and development costs	51.9	39.6
143.8	**192.3**	**Total**	**315.4**	**179.7**

4. Audit fees

PARENT			GROUP	
2000 DKKm	2001 DKKm		2001 DKKm	2000 DKKm
		Deloitte & Touche:		
1.0	1.0	Auditing services	3.4	2.6
3.4	4.1	Non-auditing services	6.1	4.6
4.4	**5.1**	**Total**	**9.5**	**7.2**
		Grothen & Perregaard:		
0.4	0.4	Auditing services	0.4	0.4
0.3	0.2	Non-auditing services	0.2	0.3
0.7	**0.6**	**Total**	**0.6**	**0.7**

5. Finance income, net

PARENT			GROUP	
2000 DKKm	2001 DKKm		2001 DKKm	2000 DKKm
73.9	39.2	Interest, cash and securities etc	51.1	82.0
14.3	21.5	Interest income, subsidiaries	-	-
81.2	40.2	Exchange gains	49.7	94.9
		Realised and unrealised gains:		
16.6	11.0	- Bonds	11.0	16.6
254.9	124.0	- Investments	124.0	254.9
8.4	-	- Treasury shares	-	8.4
-	28.8	- Derivative financial instruments, trading	33.7	-
-	0.6	- Mortgage debt	0.6	-
449.3	**265.3**	**Total finance income**	**270.1**	**456.8**
4.1	14.4	Interest, bank and mortgage debt etc	22.3	6.0
16.5	12.9	Interest expenses, subsidiaries	-	-
47.0	35.3	Exchange losses	59.2	56.1
		Realised and unrealised losses:		
4.1	10.0	- Bonds	10.0	4.1
-	6.1	- Partnerships shares	6.1	-
3.9	15.7	- Investments	15.7	3.9
-	77.9	- Derivative financial instruments, trading	77.9	-
0.5	-	- Mortgage debt	-	0.5
76.1	**172.3**	**Total finance costs**	**191.2**	**70.6**
373.2	**93.0**	**Finance income, net**	**78.9**	**386.2**

6. Income tax expense

PARENT 2000 DKKm	2001 DKKm		GROUP 2001 DKKm	2000 DKKm
498.7	445.1	Current tax	538.9	604.9
(0.5)	15.3	Prior year adjustment, current tax	9.0	(6.5)
(12.3)	(12.5)	Income taxes paid between jointly taxed subsidiaries and parent	-	-
85.7	112.0	Tax in subsidiaries	-	-
(181.8)	(5.4)	Deferred tax liabilities	5.0	(208.6)
4.2	-	Change of deferred tax as a result of changed income tax rates	1.2	4.2
394.0	**554.5**	**Total tax for the year**	**554.1**	**394.0**
-	27.0	Including tax on items of capital and reserves	27.4	-
394.0	**581.5**	**Income tax expense**	**581.5**	**394.0**
498.5	555.9	**Taxes paid**	679.9	622.2

Group reconciliation of the Danish tax rate relative to the Group's effective tax rate:

GROUP	2001 DKKm	2001 %	2000 DKKm	2000 %
Profit before tax	1,904.8		1,390.2	
Tax on pre-tax profit, 30%	**571.5**	**30.0%**	**444.9**	**32.0%**
Tax effect of:				
Differences in the tax rates of foreign subsidiaries from the Danish rate of 30%	(11.6)	-0.6%	(6.5)	-0.5%
Non-deductible costs/non-taxable income	55.2	2.9%	54.7	3.9%
Change of deferred tax as a result of changed income tax rates	1.2	0.1%	4.2	0.3%
Prior year tax adjustments etc	(0.8)	0.0%	(16.1)	-1.2%
Effective tax for the year before market value adjustment of other investments	**615.5**	**32.3%**	**481.2**	**34.6%**
Non-deductible losses/non-taxable gains on shares and investments	(34.0)	-1.8%	(120.6)	-8.7%
Non-deductible costs/non-taxable income relating to share based plans	-	-	33.4	2.4%
Effective tax for the year	**581.5**	**30.5%**	**394.0**	**28.3%**

The effect is not shown separately for the parent as the parent's and the Group's income tax expense is identical.

7. Intangible and tangible assets

GROUP

	Goodwill DKKm	Product rights DKKm	Other rights DKKm	Leasehold improve-ments DKKm	Intangible assets total DKKm
Cost at 1.1.2001	184.3	58.5	12.7	87.6	343.1
Exchange differences	-	-	-	5.9	5.9
Reclassification	-	-	-	(5.3)	(5.3)
Additions	-	137.1	123.1	43.5	303.7
Additions arising from acquisitions of minority interests	604.3	-	-	-	604.3
Disposals	-	-	0.7	0.7	1.4
Cost at 31.12.2001	**788.6**	**195.6**	**135.1**	**131.0**	**1,250.3**
Depreciation and amortisation at 1.1.2001	4.7	39.1	4.9	17.3	66.0
Exchange differences	0.1	-	-	(0.1)	0.0
Reclassification	-	-	-	(1.5)	(1.5)
Depreciation and amortisation	36.1	30.2	31.1	9.6	107.0
Depreciation and amortisation on assets sold	-	-	0.4	0.7	1.1
Depreciation and amortisation at 31.12.2001	**40.9**	**69.3**	**35.6**	**24.6**	**170.4**
Carrying amount at 31.12.2001	**747.7**	**126.3**	**99.5**	**106.4**	**1,079.9**

PARENT

	Goodwill DKKm	Product rights DKKm	Other rights DKKm	Leasehold improve-ments DKKm	Intangible assets total DKKm
Cost at 1.1.2001	18.4	58.5	-	60.4	137.3
Reclassification	-	-	-	(5.3)	(5.3)
Additions	-	76.3	-	32.1	108.4
Disposals	-	-	-	-	-
Cost at 31.12.2001	**18.4**	**134.8**	-	**87.2**	**240.4**
Depreciation and amortisation at 1.1.2001	2.6	39.1	-	9.7	51.4
Reclassification	-	-	-	(1.6)	(1.6)
Depreciation and amortisation	4.0	20.0	-	6.1	30.1
Depreciation and amortisation on assets sold	-	-	-	-	-
Depreciation and amortisation at 31.12.2001	**6.6**	**59.1**	-	**14.2**	**79.9**
Carrying amount at 31.12.2001	**11.8**	**75.7**	-	**73.0**	**160.5**

The assessed value at 1 January 2001 or later of real property in Denmark for property tax purposes aggregated DKK 555.0 million at cash value (DKK 408.6 million in 2000).

The carrying amount of mortgaged non-current assets in the parent and the Group is DKK 775.2 million (DKK 711.5 million in 2000).

7. Intangible and tangible assets - continued

GROUP

	Land and buildings DKKm	Plant and machinery DKKm	Other fixtures, fittings, tools and equipment DKKm	Assets under construction DKKm	Tangible assets total DKKm	Total DKKm
Cost at 1.1.2001	1,188.0	682.5	484.9	328.8	2,684.2	3,027.3
Exchange differences	0.4	1.4	(0.4)	2.5	3.9	9.8
Reclassification	11.0	2.8	0.5	(9.0)	5.3	0.0
Additions	123.5	71.3	141.3	756.6	1,092.7	1,396.4
Additions arising from acquisitions of minority interests	-	-	-	-	-	604.3
Disposals	11.9	9.1	31.9	126.8	179.7	181.1
Cost at 31.12.2001	**1,311.0**	**748.9**	**594.4**	**952.1**	**3,606.4**	**4,856.7**
Depreciation and amortisation at 1.1.2001	275.8	314.5	270.3	-	860.6	926.6
Exchange differences	-	0.9	(0.4)	-	0.5	0.5
Reclassification	2.1	(0.7)	0.1	-	1.5	0.0
Depreciation and amortisation	60.6	69.3	77.2	-	207.1	314.1
Depreciation and amortisation on assets sold	6.9	8.5	25.4	-	40.8	41.9
Depreciation and amortisation at 31.12.2001	**331.6**	**375.5**	**321.8**	**-**	**1,028.9**	**1,199.3**
Carrying amount at 31.12.2001	**979.4**	**373.4**	**272.6**	**952.1**	**2,577.5**	**3,657.4**

PARENT

	Land and buildings DKKm	Plant and machinery DKKm	Other fixtures, fittings, tools and equipment DKKm	Assets under construction DKKm	Tangible assets total DKKm	Total DKKm
Cost at 1.1.2001	1,132.8	449.7	385.4	175.0	2,142.9	2,280.2
Reclassification	10.8	(5.8)	0.3	-	5.3	0.0
Additions	117.7	51.6	103.9	359.0	632.2	740.6
Disposals	11.9	8.9	21.8	126.7	169.3	169.3
Cost at 31.12.2001	**1,249.4**	**486.6**	**467.8**	**407.3**	**2,611.1**	**2,851.5**
Depreciation and amortisation at 1.1.2001	262.0	184.9	206.9	-	653.8	705.2
Reclassification	2.1	(0.5)	-	-	1.6	0.0
Depreciation and amortisation	58.6	42.0	57.4	-	158.0	188.1
Depreciation and amortisation on assets sold	6.9	8.3	17.5	-	32.7	32.7
Depreciation and amortisation at 31.12.2001	**315.8**	**218.1**	**246.8**	**-**	**780.7**	**860.6**
Carrying amount at 31.12.2001	**933.6**	**268.5**	**221.0**	**407.3**	**1,830.4**	**1,990.9**

8. Investments in subsidiaries

	Total DKKm	Accumulated Cost DKKm	Accumulated revaluation DKKm	Accumulated impairment loss DKKm
Carrying amount at 1.1.2001	564.9	574.5	216.6	(226.2)
Capital contribution	813.7	813.7	-	-
Acquisitions of minority interests in consolidated companies	59.7	59.7	-	-
Dividend received from subsidiaries	(85.7)	-	(72.5)	(13.2)
Profits in subsidiaries	178.1	-	158.5	19.6
Losses in subsidiaries	(95.2)	-	(1.9)	(93.3)
Exchange differences	(8.1)	-	(7.6)	(0.5)
Adjustments	78.3	-	35.5	42.8
Total	**1,505.7**	**1,447.9**	**328.6**	**(270.8)**
Offset against short-term receivables from subsidiaries	1.6			
Offset against long-term receivables from subsidiaries	31.3			
Total	**1,538.6**			

The carrying amount of investments in subsidiaries includes goodwill at DKK 188.5. The year's amortisation on this goodwill is DKK 8.4 million.

The adjustments of investments in subsidiaries for the year are mainly the result of the implementation of IAS 39 in relation to the share price based plan for employees in foreign companies.

8. Investments in subsidiaries - continued

	Currency	Nominal capital 000	Ownership
H. Lundbeck AS, Norway	NOK	200	100%
H. Lundbeck AB, Sweden	SEK	1,000	100%
OY H. Lundbeck AB, Finland	EUR	34	100%
Lundbeck Pharma A/S, Denmark	DKK	500	100%
Lundbeck (Ireland) Limited, Ireland	EUR	63	100%
Lundbeck B.V., Netherlands	NLG	75	100%
Lundbeck Eesti A/S, Estonia	EEK	400	100%
SIA Lundbeck Latvia, Latvia	LVL	5	100%
UAB Lundbeck Lietuva, Lithuania	LTL	60	100%
Lundbeck Poland Sp.z.o.o., Poland	PLN	50	100%
Lundbeck Hungária KFT, Hungary	HUF	3,000	100%
Lundbeck CZ s.r.o., Czech Republic	CZK	450	100%
Lundbeck Slovensko s.r.o., Slovakia	SKK	500	100%
Lundbeck Pharma d.o.o., Slovenia	SIT	11,190	100%
Lundbeck Pharma d.o.o. za usluge, Croatia	HRK	20	100%
Lundbeck Espanã S.A., Spain	EUR	481	100%
Lundbeck Portugal - Produtos Farmacêuticos Lda., Portugal	EUR	5	100%
Lundbeck Italia S.p.A., Italy	EUR	550	100%
Lundbeck Hellas S.A., Greece	GRD	70,000	100%
Lundbeck İlaç Ticaret Limited Sirketi, Turkey	TRL	1,890,300,000	100%
Lundbeck Holding GmbH, Germany, including:	DEM	100	100%
- Lundbeck Beteiligungs GmbH, Germany	DEM	500	100%
- Lundbeck GmbH & Co, Germany*	DEM	2,000	100%
- Lundbeck Verwaltungs GmbH, Germany	DEM	50	100%
Lundbeck Group Limited, UK, including:	GBP	9,000	100%
- Lundbeck Limited, UK	GBP	6,400	100%
- Lundbeck Pharmaceuticals Limited, UK	GBP	4,900	100%
Lundbeck SA, France	EUR	900	100%
Lundbeck Arzneimittel Ges.m.b.H., Austria	ATS	3,000	100%
Lundbeck (Schweiz) AG, Switzerland	CHF	350	100%
Lundbeck S.A., Belgium	EUR	250	100%
Lundbeck Australia Pty Ltd., Australia	AUD	150	100%
Lundbeck New Zealand Limited, New Zealand	NZD	150	100%
Lundbeck South Africa (Pty) Limited, South Africa	ZAR	400	100%
Lundbeck Middle East A/S, Denmark	DKK	500	100%
Lundbeck Export A/S, Denmark	DKK	500	100%
Lundbeck Pakistan (Private) Limited, Pakistan	USD	500	100%
Lundbeck, Inc., USA	USD	5	100%
Lundbeck Canada Inc., Canada	CAD	913	100%
Lundbeck México, SA de C.V., Mexico	MXN	50,270	100%
Lundbeck Brasil Ltda., Brasil	BRL	400	100%
Lundbeck Argentina S.A., Argentina	USD	12	100%
Lundbeck Chile Farmaceútica Ltda., Chile	USD	50	100%
Lundbeck Japan Kabushiki Kaisha, Japan	JPY	10,000	100%
Lundbeck Pharmaceuticals, Italy S.p.A., Italy, including:	EUR	303	96%
- Archid S.a., Luxembourg	EUR	31	100%

*) According to section 264b of Handelsgesetzbuch, Lundbeck GmbH & Co., Hamburg, Germany, is exempt from the German requirements to prepare a management report and to publish their financial statements.

NOTES

9. Other investments and other receivables

PARENT				GROUP	
Receivables from subsidiaries DKKm	Other invest-ments DKKm	Other receiv-ables DKKm		Other invest-ments DKKm	Other receiv-ables DKKm
387.2	622.7	5.3	Market value at 1.1.2001	622.8	10.8
385.7	135.0	2.5	Additions	137.4	3.0
-	0.3	0.1	Disposals	0.3	0.1
-	103.1	-	Value adjustment	103.1	-
(31.3)	-	-	Set-off of negative investments in subidiaries	-	-
-	12.0	-	Exchange differences	12.0	-
741.6	**872.5**	**7.7**	**Market value at 31.12.2001**	**875.0**	**13.7**

10. Inventories

PARENT			GROUP	
2000 DKKm	2001 DKKm		2001 DKKm	2000 DKKm
181.6	**228.7**	**Production overheads**	**253.1**	**212.0**

11. Treasury shares

PARENT AND GROUP

	Number of shares of DKK 5 nom.	Nominal value DKKm	Share of capital and reserves %	Cost DKKm
Holding at 1.1.2001	2,476,000	12.4	1.06%	126.4
Additions	-	-	-	-
Disposals	(78,632)	(0.4)	-0.03%	(3.4)
Holding at 31.12.2001	**2,397,368**	**12.0**	**1.03%**	**123.0**

The shares are acquired to secure and fulfill the share option plan for Management and executives and the share price based plan for employees of foreign companies. At 31.12.2001 there were share options outstanding for 1,334,368 shares and an obligation corresponding to 521,700 shares relating to the plan for employees of foreign subsidiaries exclusive of social security costs connected with the plan.

The market value of the entire holding of treasury shares at 31.12.2001 was DKK 505.1 million (DKK 483.8 million in 2000). Deferred tax on the shares expected to be disposed of within three years of ownership amounts to DKK 36.2 million. No provision has been made for the amount.

The selling price of shares sold during the year was DKK 6.2 million.

As a result of the implementation of IAS 39, treasury shares acquired to secure and fulfill with share option plans and other share price based plans are no longer included as assets in the balance sheet but deducted from capital and reserves. The holding of treasury shares included in the balance sheet at 31.12.2000 at DKK 459.9 million was transferred to capital and reserves at 1.1.2001.

12. Capital and reserves

GROUP

2000	Share capital DKKm	Share premium DKKm	Reserve for treasury shares DKKm	Accumu-lated profits DKKm	Total DKKm
Capital and reserves at 1.1.2000	1,165.5	448.2	202.8	1,086.2	2,902.7
Adjustment due to changed accounting policy in 2000	-	-	-	8.5	8.5
Adjusted balance at 1.1.2000	**1,165.5**	**448.2**	**202.8**	**1,094.7**	**2,911.2**
Distribution of dividend 28.3.2000	-	-	-	(129.6)	(129.6)
Adjustment of treasury shares not used to secure share based plans	-	-	-	(9.1)	(9.1)
Reserve for treasury shares	-	-	257.1	(257.1)	0.0
Net profit for the year less proposed dividend	-	-	-	787.6	787.6
Proposed dividend for the financial year	-	-	-	197.2	197.2
Capital and reserves at 31.12.2000	**1,165.5**	**448.2**	**459.9**	**1,683.7**	**3,757.3**

2001	Share capital DKKm	Share premium DKKm	Reserve for treasury shares DKKm	Accumu-lated profits DKKm	Total DKKm
Capital and reserves at 1.1.2001	1,165.5	448.2	459.9	1,683.7	3,757.3
Adjustment due to changed accounting policy in 2001	-	-	(459.9)	393.8	(66.1)
Adjusted balance at 1.1.2001	**1,165.5**	**448.2**	**0.0**	**2,077.5**	**3,691.2**
Distribution of dividend 27.3.2001	-	-	-	(197.2)	(197.2)
Closing of share premium account	-	(448.2)	-	448.2	0.0
Additions, loss on hedging contracts	-	-	-	(6.5)	(6.5)
Disposals, gains on secured transactions transferred to the income statement and the balance sheet	-	-	-	(34.7)	(34.7)
Payments under share based plans	-	-	-	(56.2)	(56.2)
Proceeds from sales of treasury shares	-	-	-	6.2	6.2
Tax on the year's items of capital and reserves	-	-	-	27.4	27.4
Net profit for the year less proposed dividend	-	-	-	1,048.4	1,048.4
Proposed dividend for the financial year	-	-	-	263.0	263.0
Capital and reserves at 31.12.2001	**1,165.5**	**0.0**	**0.0**	**3,576.1**	**4,741.6**

12. Capital and reserves - continued

PARENT

2000	Share capital DKKm	Share premium DKKm	Reserve for net revaluation by the equity method DKKm	Reserve for treasury shares DKKm	Accumulated profits DKKm	Total DKKm
Capital and reserves at 1.1.2000	1,165.5	448.2	269.9	202.8	816.3	2,902.7
Adjustment due to changed accounting policy in 2000	-	-	-	-	8.5	8.5
Adjusted balance at 1.1.2000	**1,165.5**	**448.2**	**269.9**	**202.8**	**824.8**	**2,911.2**
Distribution of dividend 28.3.2000	-	-	-	-	(129.6)	(129.6)
Adjustment of treasury shares not used to secure share based plans	-	-	-	-	(9.1)	(9.1)
Reserve for treasury shares	-	-	-	257.1	(257.1)	0.0
Net profit for the year less proposed dividend	-	-	(53.2)	-	840.8	787.6
Proposed dividend for the financial year	-	-	-	-	197.2	197.2
Capital and reserves at 31.12.2000	**1,165.5**	**448.2**	**216.7**	**459.9**	**1,467.0**	**3,757.3**

2001	Share capital DKKm	Share premium DKKm	Reserve for net revaluation by the equity method DKKm	Reserve for treasury shares DKKm	Accumulated profits DKKm	Total DKKm
Capital and reserves at 1.1.2001	1,165.5	448.2	216.7	459.9	1,467.0	3,757.3
Adjustment due to changed accounting policy in 2001	-	-	-	(459.9)	393.8	(66.1)
Adjusted balance at 1.1.2001	**1,165.5**	**448.2**	**216.7**	**0.0**	**1,860.8**	**3,691.2**
Distribution of dividend 27.3.2001	-	-	-	-	(197.2)	(197.2)
Closing of share premium account	-	(448.2)	-	-	448.2	0.0
Additions, loss on hedging contracts	-	-	-	-	(4.7)	(4.7)
Disposals, gains on hedged transactions transferred to the income statement and the balance sheet	-	-	-	-	(36.5)	(36.5)
Items of capital and reserves in subsidiaries					0.4	0.4
Payments under share based plans					(56.2)	(56.2)
Proceeds from sales of treasury shares	-	-	-	-	6.2	6.2
Tax on the year's items of capital and reserves	-	-	-	-	27.0	27.0
Net profit for the year less proposed dividend	-	-	111.9	-	936.5	1,048.4
Proposed dividend for the financial year	-	-	-	-	263.0	263.0
Capital and reserves at 31.12.2001	**1,165.5**	**0.0**	**328.6**	**0.0**	**3,247.5**	**4,741.6**

The share capital of DKK 1,165.5 million is divided into 233,100,700 shares of a nominal value of DKK 5 each.

The Supervisory Board proposes distribution of dividend for 2001 at an amount of DKK 1.14 per share, equivalent to DKK 263.0 million exclusive of dividend on treasury shares.

13. Retirement benefit obligations

Group

The majority of the employees of the Group are covered by retirement benefit plans paid for by the companies of the Group. The types of plan vary according to regulatory requirements, tax rules and economic conditions in the countries in which the employees are employed. A summary of the most important plans is given below.

Defined contribution plans

For the defined contribution plans, the employer undertakes to pay a defined contribution (e.g. a fixed amount or a fixed percentage of the pay). Under a defined contribution plan, the employees will usually bear the risk related to future developments in interest and inflation rates etc.

The major defined contribution plans cover employees in Finland, Sweden and the UK and also salaried staff and hourly paid workers in Denmark. The cost of defined contribution plans, representing contributions to the plans, totalled DKK 72.3 million in 2001 (DKK 62.1 million in 2000).

Defined benefit plans

For the defined benefit plans, the employer undertakes to pay a defined benefit (e.g. a retirement pension at a fixed amount or a fixed percentage of the employee's final salary). Under the defined benefit plan, the company usually bears the risk relating to future developments in interest and inflation rates etc.

For defined benefit plans, the present value of future benefits, which the company is liable to pay under the plan, is computed using actuarial principles. The computation of present value is based on assumptions about basic interest rates, increases in pay rates and pensions, investment yield, staff resignation rates, mortality and disability. Present value is computed exclusively for the benefits to which the employees have earned entitlement through their employment with the company up till now.

The Group's most important defined benefit plans cover employees in the UK and Germany.

The UK defined benefit plan is funded by means of an independent pension fund. The most recent actuarial calculation of the obligation was made at 31 December 2000. The obligation calculated on an actuarial basis at 31 December 2000 amounted to DKK 13.3 million. The obligation is calculated as the present value of the future payments of DKK 128.5 million less the market value of the pension fund's assets of DKK 115.2 million. The actuarial calculation was based on a discount rate of 5% p.a., a pay rate increase of 4.0% p.a. and a pension increase of 2.5% p.a. The calculation does not include an age-weighted staff resignation rate. The next actuarial calculation will take place at 31 December 2002.

The German defined benefit plan is not funded. The obligation under the plan calculated on an actuarial basis is stated in the consolidated balance sheet at 31 December 2001 at an amount of DKK 49.2 million (DKK 59.3 million in 2000). The actuarial calculation is based on a discount rate of 6.1% p.a., a pay rate increase of 3.5% p.a., a pension increase of 6.1% every third year and an age-weighted staff resignation rate of 0-5% p.a. The consolidated income statement for 2001 includes an income of DKK 10.1 million for the plan (an expense of DKK 19.7 million in 2000). Actuarial gains and losses on the plan are recognised in the income statement.

In addition, the Group has defined benefit plans in Belgium, the Netherlands and Norway, which are also unfunded. The obligation under these plans is recorded in the consolidated balance sheet at 31 December 2001 at an amount of DKK 0.9 million (DKK 0.2 million in 2000). The consolidated income statement for 2001 includes an expense on the plans of DKK 1.0 million (DKK 0.9 million in 2000).

Termination benefit schemes

The Group has made a provision of DKK 15.9 million (DKK 13.2 million in 2000) to cover termination benefits in Germany, Austria, Italy and Greece. The termination benefit payments are conditional upon specified requirements being met. The total cost of the schemes was DKK 3.9 million in 2001 (DKK 5.6 million in 2000).

Other schemes

In addition to the above plans, the companies of the Group make payments to certain statutory or contract-based schemes for employees of a nature similar to social, retirement benefit or insurance plans. The annual contributions to these plans are recognised as part of the Group's overall staff costs. The costs paid in 2001 totalled DKK 144.1 million (DKK 114.3 million in 2000).

14. Deferred tax liabilities

GROUP

Temporary differences between assets and liabilities as stated in the financial statements and as stated in the tax base:

	Balance at 1.1.2001 DKKm	Adjustment as a result of changed accounting policies DKKm	Exchange differences DKKm	Movement during the year DKKm	Balance at 31.12.2001 DKKm
Intangible assets	(9.7)	-	-	166.1	156.4
Tangible assets	572.1	-	1.0	154.1	727.2
Inventories	122.4	-	(0.1)	(4.3)	118.0
Prepayments	(860.9)	-	-	(212.9)	(1,073.8)
Other items	(102.5)	133.5	(14.1)	28.3	45.2
Tax provisions in subsidiaries	113.9	-	-	(16.5)	97.4
Taxable loss carry-forwards	(60.6)	-	-	(84.5)	(145.1)
Total temporary differences	**(225.3)**	**133.5**	**(13.2)**	**30.3**	**(74.7)**
Deferred tax liabilities (deferred tax asset)	**(79.4)**	**47.0**	**(4.6)**	**6.2**	**(30.8)**

	2001			2000		
	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm
Intangible assets	(1.2)	55.0	53.8	(0.1)	5.0	4.9
Tangible assets	(12.4)	229.8	217.4	(5.5)	177.7	172.2
Inventories	(33.3)	68.0	34.7	(20.3)	54.5	34.2
Prepayments	(322.1)	-	(322.1)	(258.3)	-	(258.3)
Other items	(22.6)	33.5	10.9	(75.4)	33.7	(41.7)
Deferred tax in respect of tax provisions in subsidiaries	-	27.3	27.3	-	31.9	31.9
Tax value of loss carry-forwards	(52.8)	-	(52.8)	(22.6)	-	(22.6)
Tax (assets)/liabilities	**(444.4)**	**413.6**	**(30.8)**	**(382.2)**	**302.8**	**(79.4)**
Set-off within legal tax entities and jurisdictions	355.4	(355.4)	0.0	263.7	(263.7)	0.0
Total net tax (assets)/liabilities	**(89.0)**	**58.2**	**(30.8)**	**(118.5)**	**39.1**	**(79.4)**

14. Deferred tax liabilities - continued

PARENT

Temporary differences between assets and liabilities as stated in the financial statements and as stated in the tax base:

	Balance at 1.1.2001 DKKm	Adjustment as a result of changed accounting policies DKKm	Movement during the year DKKm	Balance at 31.12.2001 DKKm
Intangible assets	16.2	-	63.4	79.6
Tangible assets	519.0	-	79.6	598.6
Inventories	181.6	-	45.0	226.6
Prepayments	(860.9)	-	(212.9)	(1,073.8)
Other items	(31.7)	98.9	9.0	76.2
Total temporary differences	**(175.8)**	**98.9**	**(15.9)**	**(92.8)**
Deferred tax liabilities (deferred tax asset)	**(52.1)**	**29.7**	**(5.4)**	**(27.8)**

	2001			2000		
	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm	Deferred tax assets DKKm	Deferred tax liabilities DKKm	Net DKKm
Intangible assets	-	23.8	23.8	-	4.9	4.9
Tangible assets	-	179.6	179.6	-	155.7	155.7
Inventories	-	68.0	68.0	-	54.5	54.5
Prepayments	(322.2)	-	(322.2)	(258.3)	-	(258.3)
Other items	(3.4)	26.4	23.0	(18.9)	10.0	(8.9)
Tax (assets)/liabilities	**(325.6)**	**297.8**	**(27.8)**	**(277.2)**	**225.1**	**(52.1)**
Set-off within legal tax entities and jurisdictions	297.8	(297.8)	0.0	225.1	(225.1)	0.0
Total net tax (assets)/liabilities	**(27.8)**	**0.0**	**(27.8)**	**(52.1)**	**0.0**	**(52.1)**

The figures stated above show gross deferred tax assets and tax liabilities at an income tax rate of 30% (30% in 2000).

15. Non-current liabilities

PARENT 2000 DKKm	PARENT 2001 DKKm		GROUP 2001 DKKm	GROUP 2000 DKKm
14.2	12.4	Mortgage debt due after 5 years	18.4	23.6

16. Contractual obligations

Rental and leasing obligations

Lundbeck has obligations amounting to DKK 402.8 million (DKK 220.2 million in 2000) in the form of rentals and leasing of operating equipment, primarily cars. The future rental and leasing payments can be analysed as follows:

	2001			2000		
	Land and buildings DKKm	Operating equipment DKKm	Total DKKm	Land and buildings DKKm	Operating equipment DKKm	Total DKKm
Less than 1 year	85.6	44.7	130.3	32.2	32.0	64.2
Between 1 and 5 years	178.3	41.5	219.8	75.6	23.0	98.6
More than 5 years	52.7	-	52.7	57.4	-	57.4
Total	316.6	86.2	402.8	165.2	55.0	220.2

Rentals and leasing payments recognised in the income statement in 2001 amounted to DKK 110.0 million (DKK 98.1 million in 2000).

Lundbeck Pharmaceuticals, Italy S.p.A.

In 2000 and 2001, H. Lundbeck A/S acquired altogether 96.37% of the shares in Lundbeck Pharmaceuticals, Italy S.p.A. The remaining 3.63% of the shares were acquired for DKK 12.0 million in January 2002.

Other purchase obligations

The parent has undertaken to purchase tangible assets to the extent of DKK 131.7 million (DKK 479.2 million in 2000).

Research cooperation

The Group is part of multi-year research cooperation projects comprising minimum research and contractual obligations in the order of DKK 325 million. The total amount of the obligations can be substantially increased in line with the favourable development of the projects.

Other contractual obligations

The parent has capital contribution obligations amounting to DKK 155.2 million (DKK 167.8 million in 2000) and has entered into various service agreements amounting to DKK 42.5 million (DKK 35.7 million in 2000).

17. Contingent liabilities

Incentive plans

The Group has an obligation relating to share options granted to Management and executives as well as a share price based plan for the employees of foreign companies in a total amount of DKK 318.9 million at 31 December 2001 (DKK 374.7 million in 2000). A non-capitalised tax asset of DKK 54.8 million is attached to this obligation.

Currency risks on prepayment from Forest

The prepayment from Forest has been translated at the exchange rate at the transaction date or at the forward rate and included in the balance sheet at DKK 1,041.1 million. If the translation had been made at the exchange rate at the balance sheet date, the prepayment would have amounted to DKK 1,054.6 million. The parent is thus exposed to a currency risk of DKK 13.5 million, which is not included in the balance sheet.

Letters of intent

The parent has issued letters of intent to subsidiaries in a total amount of DKK 58.8 million (DKK 36.6 million in 2000). In addition, the parent has issued general letters of intent to subsidiaries.

Pending legal proceedings

The Group is involved in a few lawsuits. In the opinion of the Management, the outcome of these proceedings will not have any material impact on the Group's financial position.

Industry obligations

The Group has return obligations normal for the industry. The Management expects no loss on these obligations.

Joint taxation

The parent is liable jointly and severally with the other jointly taxed companies for the total income taxes under the joint taxation.

Deferred tax

Deferred tax on other investments not expected to be disposed of within three years totals DKK 162.8 million. No provision has been made in respect of the amount.

18. Financial instruments

Curency risk

Net forward exchange contracts and currency options outstanding at 31 December 2001 on a consolidated basis:

Hedging-part:

	Hedge value according to the hedge accounting principle DKKm	Market value (forward exchange contracts) DKKm	Loss/gain recognised in capital and reserves DKKm	Loss/gain included in the income statement/ balance sheet DKKm	Average hedge prices of existing forward exchange contracts DKK	Maturity period
USD	1,376.4	1,371.1	5.3	(4.5)	844.76	Jan - Dec 2002
EUR	269.4	268.3	1.1	0.1	746.13	Jan - Dec 2002
SEK	190.1	188.0	2.1	22.6	83.70	Jan - Dec 2002
CHF	83.5	82.9	0.6	0.2	499.94	Jan - Dec 2002
NOK	59.1	59.9	(0.8)	(1.7)	91.49	Jan - Dec 2002
AUD	81.7	79.6	2.1	5.2	428.77	Jan - Dec 2002
CAD	74.2	72.9	1.3	5.1	533.41	Jan - Dec 2002
Other currencies	84.0	70.6	13.4	7.7	-	Jan - Dec 2002
Forward contracts	**2,218.4**	**2,193.3**	**25.1**	**34.7**		

The exchange difference between the contract value and the market value of the concluded forward exchange contracts was DKK 20.7 million at 31 December 2001 (DKK 99.3 million in 2000).

There are no currency options under the hedging part at 31 December 2001.

The loss/gain included under capital and reserves consists of DKK 66.3 million at the beginning of 2001 after changed accounting policies and an addition during the year of DKK -6.5 million and a disposal of DKK -34.7 million, a total net movement of DKK -41.2 million.

Trading-part:

	Market value (forward exchange contracts) DKKm	Loss/gain included in the income statement DKKm	Average hedge prices of existing forward exchange contracts DKK	Maturity period
USD	279.4	(45.7)	850.89	Jan - Dec 2002
EUR	235.8	3.7	746.20	Jan - Dec 2002
SEK	138.9	(0.6)	82.60	Jan - Dec 2002
CHF	-	0.6	-	
NOK	-	0.7	-	
AUD	32.1	3.4	423.78	Jan - Dec 2002
CAD	8.0	1.0	536.47	Jan - Dec 2002
Other currencies	20.1	5.1	-	Jan - Dec 2002
Forward contracts	**714.3**	**(31.8)**		

The exchange difference between the contract value and the market value of the concluded forward exchange contracts was DKK 6.9 million at 31 December 2001 (DKK 0 in 2000).

18. Financial instruments - continued

Currency options (zero-cost options):

	Contract amount calculated at agreed price DKKm	Loss/gain included in the income statement DKKm	Average hedge prices/ exercise rates DKK	Maturity period
USD/DKK (bought USD puts)	567.0	(12.4)	810.00	Feb - Aug 2002
USD/DKK (sold USD calls)	605.8	-	865.27	Feb - Aug 2002
CAD/DKK (bought CAD puts)	26.0	-	520.00	Feb 2002
CAD/DKK (sold CAD calls)	27.6	-	551.00	Feb 2002
Options "average"	**613.2**	**(12.4)**		

The options have all been established with an approximate delta 30 value for the put option.

The resale value of the purchased zero-cost currency options amounts to DKK -0.8 million at 31 December 2001.

Credit risks

The primary financial instruments shown in the balance sheet are trade receivables, securities and cash. The amounts of these balance sheet items are identical to the maximum credit risk. The Group has no major concentration of credit risk, as the risk is spread over a large number of creditworthy trading partners.

The securities portfolio consists exclusively of Danish Government bonds and Danish mortgage credit bonds.

The credit risk of cash and derivative financial instruments (forward exchange contracts and options) is limited because the Group deals only with banks with a high credit rating.

Lundbeck's products are sold mainly to drug distributors and hospitals. Historically, the losses sustained have been insignificant This was also the case in 2001.

18. Financial instruments - continued

Interest rate risk

The interest rate risk has been calculated based on maturity dates. If repricing or interest rate adjustments have been made before the respective maturity dates, the interest rate risk is calculated on the basis of the repricing dates.

2001	Less than 1 year DKKm	Between 1 and 5 years DKKm	More than 5 years DKKm	Total DKKm	Effective interest rates %
Assets					
Receivables*	1,718.8	-	-	1,718.8	0
Bonds	-	343.3	-	343.3	3-6
Other investments	-	875.0	-	875.0	0
Cash	688.1	-	-	688.1	0-4
Total financial assets	**2,406.9**	**1,218.3**	**-**	**3,625.2**	
Liabilities					
Mortgage debt	10.7	31.9	19.1	61.7	4-6
Other payables	2,921.6	-	-	2,921.6	0
Bank debt	94.4	-	-	94.4	4-7
Total financial liabilities	**3,026.7**	**31.9**	**19.1**	**3,077.7**	

2000	Less than 1 year DKKm	Between 1 and 5 years DKKm	More than 5 years DKKm	Total DKKm	Effective interest rates %
Assets					
Receivables*	1,608.3	-	-	1,608.3	0
Bonds	3.3	348.7	480.0	832.0	5-7
Other investments	-	-	622.8	622.8	0
Cash	670.9	-	-	670.9	0-4
Total financial assets	**2,282.5**	**348.7**	**1,102.8**	**3,734.0**	
Liabilities					
Mortgage debt	8.6	39.0	23.6	71.2	4-6
Other payables	2,422.8	-	-	2,422.8	0
Bank debt	4.9	-	-	4.9	4-7
Total financial liabilities	**2,436.3**	**39.0**	**23.6**	**2,498.9**	

*) Including other receivables and the value of tax assets under financial assets.

19. Related parties

Lundbeck defines related parties as:

- The company's principal shareholder, LFI A/S, which is wholly owned by the Lundbeck Foundation, and the Lundbeck Foundation
- Companies over which the principal shareholder exercise significant influence, and their subsidiaries such as the Chr. Hansen Group
- The company's Supervisory Board and Group Board of Management
- Companies over which the company's Supervisory Board and Board of Management exercise significant influence

In 2001, the following transactions were made between the defined related parties and Lundbeck:

- The Lundbeck Foundation and the Chr. Hansen Group lease premises from Lundbeck on a minor scale
- The Board of Management has exercised share options

Otherwise, the company has only made few transactions of marginal importance with its related parties.

20. Segment information

Primary segments:

The Group's activities are exclusively in the business segment of "Drugs for treatment of illness in the field of CNS diseases".

Secondary segments:

The Group's revenue is divided into the following secondary geographical segments:

	Revenue	
	2001 DKKm	2000 DKKm
Denmark	192.0	167.5
Rest of Europe	4,522.0	3,658.3
USA	1,968.3	1,167.3
Rest of world	973.2	629.6
Total	**7,655.5**	**5,622.7**

The Group's assets and additions to tangible and intangible assets, analysed by secondary geographical segments, are as follows:

	Segment assets*		Additions, non-current assets**	
	2001 DKKm	2000 DKKm	2001 DKKm	2000 DKKm
Denmark	4,921.2	4,971.3	490.0	355.2
Rest of Europe	2,726.0	1,546.3	1,352.5	591.5
USA	3.1	-	-	-
Rest of world	226.6	146.5	31.4	5.4
Total	**7,876.9**	**6,664.1**	**1,873.9**	**952.1**

*) Exclusive of deferred tax assets

**) Intangible and tangible assets.

21. Adjustments

GROUP

	2001 DKKm	2000 DKKm
Depreciation and amortisation	315.4	179.7
Unrealised value adjustment of treasury shares	-	(277.3)
Increase/(decrease) in retirement benefit obligation	(7.8)	23.1
Increase/(decrease) in other provisions	-	264.2
Payments under share option plans	(56.2)	-
Adjustments	**251.4**	**189.7**

22. Increase/(decrease) in working capital

GROUP

	2001 DKKm	2000 DKKm
Increase/(decrease) in inventories	(191.9)	0.1
Increase/(decrease) in receivables	(32.6)	(541.4)
Increase/(decrease) in current liabilities	508.6	996.7
Increase/(decrease) in working capital	**284.1**	**455.4**

23. Acquisitions of companies

	2001 DKKm	2000 DKKm
Acquisitions of companies:		
Intangible assets	-	0.3
Tangible assets	-	91.0
Inventories	-	61.4
Receivables	-	35.9
Other receivables	-	5.8
Cash	-	16.6
Minority interest	-	(18.6)
Deferred tax liabilities	-	(7.1)
Other provisions	-	(5.9)
Financial liabilities	-	(69.5)
Non-interest bearing debt	-	(42.8)
Net assets	**-**	**67.1**
Goodwill on purchase of company	-	165.9
Adjustment cash	-	(16.6)
Cash cost	**-**	**216.4**
Purchase of minority interests in consolidated companies:		
Intangible assets	252.1	-
Minority interest's share of capital and reserves	30.4	-
Goodwill on purchase of minority interests in consolidated companies	604.3	-
Cash cost	**886.8**	**-**
Total	**886.8**	**216.4**

24. Cash and cash equivalents

GROUP

	2001 DKKm	2000 DKKm
Securities with a maturity of less than 3 months	-	3.3
Securities with a maturity of more than 3 months	343.3	828.7
Securities included as cash and cash equivalents*	343.3	832.0
Cash	688.1	670.9
Cash and cash equivalents at 31.12.	**1,031.4**	**1,502.9**

*) The securities holding included as cash and cash equivalents consists exclusively of Danish Government and Danish mortgage credit bonds.

LUNDBECK WORLDWIDE

For further information please see our homepage
www.lundbeck.com

Parent Company

Denmark
H. Lundbeck A/S

Synthesis factories

Denmark
H. Lundbeck A/S
United Kingdom
Lundbeck Pharmaceuticals Ltd.
Italy
Lundbeck Pharmaceuticals, Italia S.p.A.

Subsidiaries

France
Lundbeck SA
Germany
Lundbeck GmbH & Co
United Kingdom
Lundbeck Limited
USA
Lundbeck, Inc., USA

Northern Europe

Denmark
Lundbeck Pharma A/S
Finland
OY H. Lundbeck AB
Ireland
Lundbeck (Ireland) Limited
Norway
H. Lundbeck A/S
Sweden
H. Lundbeck AB
The Netherlands
Lundbeck B.V.

Central and Eastern Europe

Estonia
Lundbeck Eesti A/S
Hungary
Lundbeck Hungária KFT
Latvia
SI A Lundbeck Latvia
Lithuania
UAB Lundbeck Lietuva
Poland
Lundbeck Poland Sp.z.o.o.
Slovakia
Lundbeck Slovensko s.r.o.
Slovenia
Lundbeck Pharma d.o.o.
The Czech Republic
Lundbeck CZ s.r.o.

Southern Europe

Greece
Lundbeck Hellas S.A.
Italy
Lundbeck Italia S.p.A.
Portugal
Lundbeck Portugal –
Produtos Farmacêuticos, Lda
Spain
Lundbeck España S.A.
Turkey
Lundbeck İlaç Ticaret Limited Sirketi

Canada & Latin America

Argentina
Lundbeck Argentina S.A.
Brazil
Lundbeck Brazil Ltda
Canada
Lundbeck Canada Inc.
Chile
Lundbeck Chile Farmaceutica Ltda.
Mexico
Lundbeck México SA de CV

Japan & Korea

Japan
Lundbeck Japan K.K.

Other subsidiaries

Australia
Lundbeck Australia Pty Ltd.
Austria
Lundbeck Arzneimittel Ges.m.b.H.
Belgium
Lundbeck S.A.
Denmark
Lundbeck Middle East A/S
Lundbeck Export A/S
Pakistan
Lundbeck Pakistan (Private) Limited
South Africa
Lundbeck South Africa (Pty) Limited
Switzerland
Lundbeck (Schweiz) AG

H. Lundbeck A/S Annual General Meeting will be held on 9 April 2002 at 4pm at Radisson Falconer Hotel & Conference Center

Design: Bysted HQ A/S
Photos: Morten Larsen
Printed by: Quickly Tryk A/S
March 2002

Representative offices

Bulgaria
Hong Kong
Iceland
India
Israel
Malaysia
P.R. China
Russia
Saudi Arabia
Singapore
Ukraine
United Arab Emirates

Foundations & Institutes

Lundbeck International Neuroscience Foundation
The Lundbeck Institute

H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby
Copenhagen

Tlf.: +45 3630 1311
Fax: +45 3630 1940
www.lundbeck.com
information@lundbeck.com
CVR-nr. 56759913